7/27

04035812

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Arvind Mills Limited

*CURRENT ADDRESS

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3708 FISCAL YEAR 3/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE: 7/27/04

82-3708

The Arvind Mills Limited

Arvind

AR/S
3-31-04

Annual Report 2003-04

Directors

Mr. Arvind N. Lalbhai	Chairman
Mr. Sanjay S. Lalbhai	Managing Director
Mr. Jayesh K. Shah	Director & Chief Financial Officer
Mr. Jaithirth Rao	
Mr. Deepak M. Satwalekar	
Ms. Rama Bijapurkar	
Mr. V. K. Pandit	Nominated by IDBI
Mr. Balaji Swaminathan	Nominated by ICICI Bank Ltd.
Mr. S. Sridhar	Nominated by Export-Import Bank of India

Company Secretary

Mr. R.V. Bhimani

Bankers

State Bank of Saurashtra
State Bank of India
Bank of Baroda
UCO Bank
State Bank of Patiala
Credit Lyonnais
HDFC Bank
Standard Chartered Bank
ICICI Bank Ltd.
Export-Import Bank of India
UTI Bank Ltd.

Auditors

Sorab S. Engineer & Co.
Chartered Accountants
381, Dr. D. Naoroji Road,
Fort, Mumbai-400 023.

Registrars and Transfer Agents

Pinnacle Shares Registry Pvt. Ltd.
Near Asoka Mills,
Naroda Road,
Ahmedabad-380 025.

Registered Office

Naroda Road,
Ahmedabad-380 025.

CONTENTS

DEMATERIALISATION OF SHARES

Members are aware that shares of the company are included in compulsory trading in dematerialised segment and hence any investor who wishes to buy or sell shares of the company, is required to do so in electronic mode only.

In case, members have not yet dematerialised their shares, they are advised to contact a Depository Participant (DP) for dematerialising the shares held in the company.

The company has established connectivity with both the depositories viz. National Securities Depository Limited (NSDL) and Central Depository Services Limited (CDSL) to enable the members to dematerialise holding in the company, under ISIN No. INE034A01011.

For the information of members, some of the advantages of holding shares in dematerialised form are described below :

1) No Stamp duty is payable on dematerialisation and transfer of demat shares.

2) No loss in transit and consequently no postal expenses and cumbersome procedure for the issue of duplicate share certificate(s).

3) Eliminates chances of bad delivery due to forged signatures, signature variations, expiry of validity period of transfer deed etc.

4) Speedier debit/credit of shares purchased/sold in electronic form.

5) Eliminates litigation on account of fake certificates and disputes in respect of ownership of shares purchased.

6) Dematerialised shares can also be pledged for securing loan.

7) Holding of shares in odd lot and easy liquidity.

Procedure :

For dematerialising the shares held in physical form, members need to open an account with the Depository Participant (DP) and have to lodge their shares with the DP who will send these shares to the Company/Registrars for dematerialisation. The credit of demat shares shall be directly given in members demat account opened with DP.

It is hoped that members will consider the advantages of holding shares in electronic mode and opt for dematerialisation of the shares soon.

For further information in this regard, please write to the Company or Registrars at the address mentioned on page no. 15.

Members may note that the requests for dematerialisation and rematerialisation of shares are to be made only to the DP with whom members have opened an account.

NOTICE is hereby given that the Annual General Meeting of the members of the Company will be held on Saturday, the 7th August, 2004 at 11.00 a.m. at Thakorebhai Desai Hall, Near Law Garden, Ahmedabad - 380 006 to transact the following Business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Audited Statements of Accounts for the financial year ended on 31st March, 2004 and the Reports of the Directors and Auditors thereon.
2. To declare dividends.
3. To appoint a Director in place of Mr. Deepak M. Satwalekar who retires by rotation in terms of Article 129 of the Articles of Association of the Company, and being eligible, offers himself for reappointment.
4. To appoint a Director in place of Mr. Arvind N. Lalbhai who retires by rotation in terms of Article 129 of the Articles of Association of the Company, and being eligible, offers himself for reappointment.
5. To appoint auditors and to fix their remuneration.

A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND A PROXY NEED NOT BE A MEMBER.

Registered Office:
Naroda Road
Ahmedabad-380025

Date : 29th May, 2004

By Order of the Board

ARVIND N. LALBHAI
Chairman

NOTES

1. Proxies, in order to be effective, should be duly stamped, completed, signed and deposited at the Registered Office of the Company not less than 48 hours before the meeting.
2. Pursuant to Section 205C of the Companies Act, 1956 all unclaimed dividends upto the financial year ended 31st March, 1996 have been transferred to the Investor Education and Protection Fund of the Central Government. On 29th October, 2004, unclaimed dividends for the financial year 1996-97 will be due to be transferred to this Fund. Those members who have so far not encashed their dividend warrants for the financial year 1996-97 are requested to approach the Company for payment thereof. Kindly note that once unclaimed/ unpaid dividend is transferred to the Investor Education and Protection Fund, members will not be entitled to claim such dividend.
3. Members are requested to notify promptly any change in their addresses to our Registrars viz. Pinnacle Shares Registry Pvt. Ltd., Unit: The Arvind Mills Ltd., Nr. Asoka Mills, Naroda Road, Ahmedabad-380 025.
4. The Register of Members and Share Transfer Books of the Company will remain closed from Thursday, the 1st July, 2004 to Saturday, the 3rd July, 2004 (both days inclusive).
5. Members are requested to bring their copies of the Annual Report to the meeting. The Members/Proxies should bring the Attendance Slip sent herewith duly filled in for attending the meeting.
6. Shareholders intending to require information about Accounts to be explained in the Meeting are requested to inform the Company at least 7 days in advance of the Annual General Meeting.

Registered Office:
Naroda Road
Ahmedabad-380025

Date : 29th May, 2004

By Order of the Board

ARVIND N.. LALBHAI
Chairman

To the Members,

Your Directors are pleased to present the Annual Report along with the Audited Financial Statements for the period from 1st April, 2003 to 31st March, 2004.

1. FINANCIAL RESULTS

Highlights of Financial Results for the year are as under :

		Rs. in Crores
	2003-2004	2002-2003
Turnover & Other Income	**1447.87**	1492.43
Profit before Depreciation, Interest & Taxation	**364.90**	431.20
Less : Interest and Finance costs	**113.29**	153.73
Gross Profit after Interest & Finance costs but before Depreciation & Taxation	**251.61**	277.47
Less : Depreciation	**150.31**	148.14
Net Profit before Taxation for the year	**101.30**	129.33
Less : Deferred Tax	**4.55**	–
Net Profit for the year	**96.75**	129.33
Balance of Profit/(Loss) brought forward	**21.43**	(101.21)
Add : *Transfer from Debenture* Redemption Reserve	**19.00**	–
Balance available for appropriation	**137.18**	28.12
Your Directors appropriate the same as under :		
Preference Dividend paid	**8.34**	6.69
Tax on Interim Dividend	**1.07**	–
Balance carried forward to next year	**127.77**	21.43
Total	**127.77**	21.43

2. OPERATIONS

Your Directors are pleased to inform that in spite of spate of negative factors the company's performance has been commendable. The Company has handled the challenges that came its way during the year and have contained the impact of the same on the results of the company.

Sales and Operating Income for the year was Rs.1434 crores, a drop of 3% from 2002-2003. Operating Profit (EBIDTA) for the year stood at Rs.352 crores, a drop of 16% from Rs.418 Crores of 2002-03. Operating margins declined from 28% to 25%. The key developments for the year are summarised below :

- Lower demand in denim for last two quarters
- *Higher cotton cost during the year.*
- Higher Naphtha cost during the year.
- Unfavourable exchange rate during second half of the year.

The Company has posted a Net Profit before tax of Rs.101 Crores for 2003-04 which is 22% lower than Net Profit before tax of Rs. 129 Crores for the year 2002-03. Company provided Rs. 4.5 Crores for deferred tax liability resulting in Profit after tax of Rs.97 Crores for the year ended 31st March, 2004.

A detailed analysis of the financial results is given in the Management Discussion and Analysis Report which forms part of this Report.

3. DIVIDENDS

Dividend aggregating to Rs. 8.34 Crores on 69,50,000 6% Redeemable Cumulative Non-Convertible Preference Shares of Rs. 100/- each has been paid by the Company for the year 2002-03 and 2003-04.

Keeping in mind the need to conserve resources, your Directors do not recommend any dividend on Equity Shares for the year.

4. FINANCE

During the year, your Company has prepaid Term Loans installments *amounting to Rs.288 Crores. The prepayment was made from the* fresh borrowings of Rs. 232 Crores at lower rate of interest and balance out of the internal accruals. This is over and above the *scheduled repayment of Term Loan installments falling due during* the current year. Long Term Debt including lease of the Company stands reduced from Rs. 1338 crores as on 31st March, 2003 to *Rs. 1179 Crores as on 31st March, 2004. During the year your* Company also converted part of rupee debt in to USD.

5. SUBSIDIARIES

Consequent upon allotment of equity shares to the lender on conversion of debentures held, Arvind Brands Limited has ceased to be a subsidiary of the Company. As a result, its two subsidiary companies namely Arvind Clothing Limited and Arvind Fashions Limited have also ceased to be subsidiaries of Company. A detailed discussion on subsidiary companies and their performance during the year is contained in the Management Discussion and Analysis Report which forms part of this Report.

Pursuant to Accounting Standard AS-21 issued by the Institute of Chartered Accountants of India the Company has prepared Consolidated Financial Statements of the Company and its subsidiaries and are included in the Annual Report.

6. DIRECTORS

Mr. C.K. Mehrotra, a member of the Board and Nominee of State Bank of Saurashtra, passed away on 11th February, 2004. The Company records with deep sense of appreciation the active participation and valuable contribution made by him during his tenure with the Company.

At the ensuing Annual General Meeting, Mr. Deepak Satwalekar and Arvind N. Lalbhai, Directors of the Company, retire by rotation and being eligible seek re-appointment.

7. CORPORATE GOVERNANCE

Your Company is committed to the tenets of good Corporate Governance and has taken adequate steps to ensure that the requirements of Corporate Governance as laid down in Clause 49 of the Listing Agreement are complied with.

A separate report on Corporate Governance and a Management Discussion and Analysis Report are being published as a part of the Annual Report of the Company.

The Auditors of the Company have certified that conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement are complied by the Company and their Certificate is annexed to the Report on Corporate Governance.

8. RESPONSIBILITY STATEMENT

The Directors confirm that :

1. In the preparation of the annual accounts, the applicable accounting standards have been followed. There are no material departures from the applicable accounting standards.
2. Such accounting policies have been selected and applied consistently and such judgements and estimates have been made as are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year ended on 31st March, 2004 and of the profit of the Company for that period.
3. Proper and sufficient care has been taken for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and
4. The statements of accounts for the year ended on 31st March, 2004 have been prepared on a going concern basis.

9. FIXED DEPOSITS

The Company did not accept any deposits during the year. Out of the unclaimed fixed deposits of Rs. 0.08 Crores, the Company has repaid deposits of Rs. 0.03 crores during the year and the balance deposits of Rs. 0.05 Crores involving 49 depositors are still lying unclaimed with the Company.

10. INFORMATION REGARDING CONSERVATION OF ENERGY ETC. AND EMPLOYEES

Information required under Section 217(1)(e) of the Companies Act, 1956 read with Rule 2 of the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 and under Section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975, as amended from time to time, forms part of this report. However, as per the provisions of Section 219 (1)(b) (iv), the report and accounts are being sent to all shareholders of the Company excluding the information relating to conservation of energy, technology absorption and foreign exchange earning and outgo, and the statement of particulars of employees. Any shareholder interested in obtaining such particulars may inspect the same at the Registered Office of the Company or write to the Secretary for a copy.

11. AUDITORS

The Auditors, Sorab S. Engineer & Co., retire and offer themselves for re-appointment. It is proposed that Sorab S. Engineer & Co., be re-appointed as auditors of the Company. You are requested to appoint the auditors and fix their remuneration.

12. ACKNOWLEDGEMENT

Your Directors would like to appreciate the efforts of the Company's employees for their continued co-operation and unstinted support extended to the Company. The support of all lenders including Financial Institutions, Commercial Banks, Overseas Banks, vendors and buyers has also been invaluable to the Company's performance and your Directors take this opportunity to appreciate it deeply.

By Order of the Board

Arvind N. Lalbhai
Chairman

Place : Mumbai
Date : 29th April, 2004

Company's Philosophy on Code of Governance

The Company's philosophy on Corporate Governance is to attain the highest levels of transparency, accountability, and integrity. This objective extends, not merely to meet with statutory requirements but also to go beyond them by putting into place procedures and systems which are in accordance with best practices for governance. Corporate governance at Arvind means being responsive to aspirations of all the stakeholders - customers, suppliers, lenders, employees, the shareholders and expectations of the society. The Board of Directors supports the broad principles of Corporate Governance and lays strong emphasis on its trusteeship role to align and direct the actions of the organisation to achieve its avowed objectives of transparency, accountability, and integrity. Given below is the report on Corporate Governance at Arvind.

Board of Directors

Composition of the Board

The Board has 9 Directors, comprising of two Executive Directors viz. 1 Managing Director and 1 Director and Chief Financial Officer and 7 Non-Executive Directors. The Non-Executive Directors include 6 Independent Directors who are leading professionals from varied fields who bring in independent judgement to the Board's discussions and deliberations.

The following is the Composition of the Board as at 31st March, 2004 :

Sr. No.	Name of Director	Executive/Non-Executive/Independent	No. of other Directorships in Public Limited Companies	No. of other Board Committees of which Member/ Chairman
1.	Mr. Arvind N. Lalbhai	Non-Executive – Chairman - Promoter	5	1 as a Member
2.	Mr. Sanjay S. Lalbhai	Executive – Managing Director - Promoter	6	Nil
3.	Mr. Jayesh K. Shah	Executive- Director and Chief Financial Officer	6	Nil
4.	Mr. Jaithirth Rao	Non-executive, Independent	5	2 as a Member
5.	Ms. Rama Bijapurkar	Non-executive, Independent	4	1 as a Chairperson 3 as a Member
6.	Mr. Deepak Satwalekar	Non-executive, Independent	8	2 as a Chairman 4 as a Member
7.	Mr. V. K. Pandit	Non-executive, Independent – Nominee of IDBI	3	1 as a Member
8.	Mr. Balaji Swaminathan	Non-executive, Independent – Nominee of ICICI Bank	3	1 as a Chairman 1 as a Member
9.	Mr. Srinivasan Sridhar	Non-executive, Independent – Nominee of EXIM Bank	1	Nil

Board Agenda

The annual calendar of Board and Committee Meetings is agreed upon at the beginning of each year. Meetings are governed by a structured Agenda and a Board member may bring up any matter for consideration of the meeting in consultation with the Chairman. Agenda papers are generally circulated to the Board members at least 4-5 working days in advance. Detailed presentations are made at the meetings on all major issues to enable the Board to take informed decisions. An indicative list of the information placed before the Board during the year is as under :

- Annual Budgets and updates thereon
- Capital expenditure proposals and review of their implementation
- Quarterly, Half yearly and Annual Results
- Product-wise business performance
- Business presentations covering production, marketing, raw materials, sales, etc.
- New projects and joint ventures
- Sales of material nature of investments, subsidiaries, assets, etc. which are not in the normal course of business
- Performance of subsidiaries
- Business restructuring

- Legal proceedings involving the Company
- Minutes of meetings of Audit Committee, Management Committee, Remuneration Committee and Investors' Grievance Committee.
- Materially important show cause notices, non-compliances, if any, etc.
- Other relevant information pertaining to the Company including information detailed in Clause 49 of the Listing Agreement.

Meetings and Attendance

During the year, the Board of Directors met 5 times on 29th May 2003, 31st July, 2003, 23rd October, 2003 , 29th January, 2004 and 13th & 14th February, 2004. The gap between two Board Meetings was within the maximum time gap of 4 months prescribed in Clause 49 of the Listing Agreement.

The Attendance of Directors at these Board Meetings and at the last Annual General Meeting was as under :

Sr. No.	Name of Director	Number of Board Meetings held during the period when the Director was on the Board	Number of Board Meetings attended	Whether present at the previous AGM
1.	Mr. Arvind N. Lalbhai	5	4	Yes
2.	Mr. Sanjay S. Lalbhai	5	5	Yes
3.	Mr. Jayesh K. Shah	5	5	Yes
4.	Mr. Jaithirth Rao	5	5	No
5.	Ms. Rama Bijapurkar	5	5	No
6.	Mr. Deepak M. Satwalekar	5	4	No
7.	Mr. C. K. Mehrotra*	4	3	Yes
8.	Mr. V.K. Pandit	5	5	No
9.	Mr. Balaji Swaminathan	5	3	No
10.	Mr. Srinivasan Sridhar	5	5	No

* Mr. C.K. Mehrotra was appointed as chairman of the audit committee to represent at the previous AGM in place of Chairman Mr. Balaji Swaminathan who was travelling abroad. Mr. C.K. Mehrotra has ceased to be a Director due to death on 11th February, 2004.

Committees of the Board

The Board of Directors has constituted 4 Committees of the Board viz.

- Audit Committee
- Remuneration Committee
- Investors' Grievance Committee and
- Management Committee

The Board determines the terms of reference of these Committees from time to time. Meetings of these Committees are convened by the respective Committee Chairman/Company Secretary. At each Board Meeting, minutes of these Committees are placed before the Directors for their perusal and noting.

1. Audit Committee

The Audit Committee of the Company comprises of 4 members, all of whom are Non-Executive Independent Directors. Mr. Balaji Swaminathan, an Independent Director acts as Chairman of the Committee. The Committee members are professionals having requisite experience in the fields of Finance and Accounts, Banking and Management.

The Audit Committee met 5 times during the year. The Director and Chief Financial Officer and representatives of Internal and Statutory Auditors are invitees to Audit Committee meetings and the Company Secretary acts as the Secretary of the Audit Committee.

Role

The terms of reference of the Audit Committee are as under :

1. Oversight of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.
2. Recommending the appointment and removal of external auditor, fixation of audit fee and also approval for payment for any other services.
3. Recommending the appointment and removal of Internal Auditors, fixation of Audit Fees and also approval for payment of any other services.

4. Reviewing with management the annual financial statements before submission to the board, focusing primarily on :
   - Any changes in accounting policies and practices.
   - Major accounting entries based on exercise of judgement by management.
   - Qualifications in draft audit report.
   - Significant adjustments arising out of audit.
   - The going concern assumption.
   - Compliance with accounting standards.
   - Compliance with Stock Exchange and legal requirements concerning financial statements.
   - Any related party transactions i.e. transactions of the Company of material nature, with promoters or the management, their subsidiaries or relatives etc., that may have potential conflict with the interests of Company at large.
5. Reviewing with the management, external and internal auditors, the adequacy of internal control systems.
6. Reviewing the adequacy of internal audit function including the structure of the internal audit function, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.
7. Discussion with internal auditors of any significant findings and follow up there on.
8. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.
9. Discussion with external / internal auditors before the audit commences on nature and scope of audit as well as to have post-audit discussions to ascertain any area of concern.
10. Reviewing the Company's financial and risk management policies.
11. Seek external assistance of professionals, lawyers, accountants etc. whenever necessary.
12. To look into any other matter which may be referred to it by the Board.

In addition to the above, the Committee shall have such functions/role/ powers as may be specified in the Companies Act, Listing Agreement with Stock Exchanges or any other applicable law.

Meetings and Attendance

During the year, 5 Audit Committee Meetings were held on 29th May, 2003, 31st July, 2003, 22nd October, 2003, 23rd October, 2003 and 29th January, 2004.

The Attendance of Members at meetings was as under :

Sr. No.	Name	Position	No. of Meetings held during relevant period	No. of Meetings attended
1.	Mr. Balaji Swaminathan	Chairman	5	3
2.	Mr. S. Sridhar	Member	5	4
3.	Mr. C.K. Mehrotra*	Member	5	4
4.	Mr. Jaithirth Rao	Member	5	5

* Mr. C.K. Mehrotra ceased to be a Director and member of the Committee due to death on 11th February, 2004.

2. Remuneration Committee

The Board of Directors of the Company at its meeting held on 20th November, 2002 has constituted a Remuneration Committee consisting of 3 Directors, all of whom are Non-Executive Independent Directors. Mr. Deepak Satwalekar, an Independent Director acts as Chairman of the Committee. The Remuneration Committee met twice during the year.

Role

The terms of reference of the Remuneration Committee are as under :

1. To frame Company's policies for compensation and benefits for Executive Directors.
2. To Review and recommend compensation payable to the Executive Directors.
3. To administer and supervise Employee Stock Option Schemes (ESOS) including framing of policies related to ESOS and reviewing grant of ESOS.
4. To Review HR Policies and initiatives.

Meetings and Attendance

During the year, two meeting were held on 23rd October, 2003 and 14th February, 2004.

The Attendance of Members at the meeting was as under :

Sr. No.	Name	Position	No. of Meetings held during relevant period	No. of Meetings attended
1.	Mr. Deepak M. Satwalekar	Chairman	2	2
2.	Ms. Rama Bijapurkar	Member	2	2
3.	Mr. Jaithirth Rao	Member	2	1

Remuneration of Directors

Remuneration of Executive Directors is recommended by the Remuneration Committee and approved by the Board of Directors and the Shareholders of the Company.

The terms of remuneration of the Managing Director were fixed by the Board of Directors and the same were approved by the Shareholders at the Annual General Meeting held on 28th September, 1999 when he was appointed for a further period of five years beginning from 1st January, 2000. Arvind has entered into an agreement with the Managing Director laying down his tenure, remuneration, and other terms. The Remuneration Committee and the Board of Directors at their respective meeting held on 20th November, 2002 and Shareholders at the Annual General Meeting held on 30th December, 2002, have approved revision in remuneration of Mr. Sanjay S. Lalbhai, Managing Director effective from 1st December, 2002 up to the remainder of his tenure i.e. 31st December, 2004.

The Remuneration Committee and the Board of Directors at their respective meeting held on 20th November, 2002 and Shareholders at the Annual General Meeting held on 30th December, 2002, have approved remuneration payable to Mr. Jayesh K. Shah, Whole-time Director with designation as Director and Chief Financial Officer of the Company for a period of 3 years effective from 20th November, 2002 up to 19th November, 2005. Arvind has entered into an agreement with him laying down his tenure, remuneration, and other terms.

The remuneration of Non-Executive Directors is determined by the Board and is also approved by the Shareholders in General Meeting. Non-Executive Directors were paid Sitting Fees of Rs.5000/- for every meeting of Board of Directors or Committee attended by them. Apart from this, Non-Executive Directors (other than Chairman, Managing Director, Whole-Time Director/ and Nominee Directors), are entitled to be paid commission not exceeding 1% of the net profits of the Company and in case of loss or inadequacy of profits, a minimum sum of Rs. 30 lacs per annum for each year for a period of 5 years commencing from 1st January, 2003.

The Remuneration paid/payable to the Directors is as under :

Sr. No.	Name of Director	Salary Rs.	Perquisites & Allowances Rs.	Sitting Fees Rs.	Commission/ Bonus Rs.	Total Rs.
1.	Mr. Arvind N. Lalbhai (Chairman)	Nil	Nil	1,35,000	Nil	1,35,000
2.	Mr. Sanjay S. Lalbhai (MD)*	36,00,000	70,97,518	Nil	72,00,000 *	1,78,97,518
3.	Mr. Jayesh K. Shah+	16,79,640	39,38,052	Nil	25,19,460	81,37,152
4.	Mr. Jaithirth Rao	Nil	Nil	55,000	Nil	55,000
5.	Ms. Rama Bijapurkar	Nil	Nil	55,000	5,00,000	5,55,000
6.	Mr. D. M. Satwalekar	Nil	Nil	30,000	5,00,000	5,30,000
7.	Mr. V.K Pandit	Nil	Nil	25,000	Nil	25,000
8.	Mr. Balaji Swaminathan	Nil	Nil	30,000	Nil	30,000
9.	Mr. S. Sridhar	Nil	Nil	45,000	Nil	45,000
10.	Mr. C. K. Mehrotra	Nil	Nil	35,000	Nil	35,000

* Service Contract is for five years, notice period – three months, compensation for loss of office to be determined in accordance with Section 318 of the Companies Act, 1956.

+ Service Contract is for three years, notice period – three months, compensation for loss of office to be determined in accordance with Section 318 of the Companies Act, 1956.

* Includes one time special incentive Bonus of Rs. 18 lacs.

3. Investors' Grievance Committee

The Investors' Grievance Committee has 4 Members comprising 2 Non-Executive Directors and 2 Executive Directors. Ms. Rama Bijapurkar, an Independent Director acts as Chairperson of the Committee.

Role

The terms of reference of the Investors' Grievance Committee are as under:

1. To specifically look into the redressal of Investors' Grievances pertaining to:
   - Transfer of shares and debentures
   - Dividends, interests and redemption proceeds of debentures
   - Dematerialisation of shares and debentures
   - Replacement of lost, stolen, mutilated share and debenture certificates
   - Non-receipt of rights, bonus, split share certificates
2. To look into other related issues towards strengthening investors' relations.
3. To consider and approve issuance of share/debenture certificates including duplicate share/debenture certificates.
4. To look into the reasons for any defaults in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

Meetings and Attendance

During the year, 4 Investors' Grievance Committee Meetings were held on 29th May, 2003, 31st July, 2003, 23rd October, 2003 and 29th January, 2004.

The Attendance of Members at meetings was as under:

Sr. No.	Name	Position	No. of Meetings held during relevant period	No. of Meetings Attended
1.	Ms. Rama Bijapurkar	Chairperson	4	4
2.	Mr. Arvind N. Lalbhai	Member	4	3
3.	Mr. Sanjay S. Lalbhai	Member	4	3
4.	Mr. Jayesh K. Shah	Member	4	4

4. Management Committee

The Management Committee consists of 3 Directors, 2 of whom are Executive Directors and 1 Non-Executive Director. The Management Committee is chaired by Mr. Arvind N. Lalbhai who is also the Non-Executive Chairman of the Board. The Management Committee met 22 times during the year.

Role

The Management Committee's primary role is to look after the day-to-day business activities of the Company within Board approved direction/ framework. The Committee meets frequently, as and when need arises to transact matters within the purview of its terms of reference.

Meetings and Attendance

During the year, 22 Management Committee Meetings were held on various dates.

The Attendance of Members at meetings as under:

Sr. No.	Name	Position	No. of Meetings held during relevant period	No. of Meetings Attended
1.	Mr. Arvind N. Lalbhai	Chairman	22	19
2.	Mr. Sanjay S. Lalbhai	Member	22	11
3.	Mr. Jayesh K. Shah	Member	22	22

Management Discussion and Analysis

This is given as a separate chapter in the Annual Report.

Brief Resume of Directors seeking Re-appointment/ Appointment

Information required under Clause 49 VI (A) of the Listing Agreement with respect to the Directors retiring by rotation and seeking re-appointment/Directors sought to be appointed is as under:

At this Annual General Meeting, Mr. Deepak M. Satwalekar and Mr. Arvind N. Lalbhai Directors of the Company, retire by rotation and being eligible seek re-appointment.

Mr. Deepak M. Satwalekar

Mr. Deepak Satwalekar is currently the Managing Director and Chief Executive Officer of HDFC Standard Life Insurance Co. Ltd. Earlier Mr. Satwalekar was the Managing Director of HDFC Ltd., the country's largest mortgage lender. Mr Satwalekar received a B.Tech, in Mechanical Engineering from IIT, Bombay and a M. B. A. from the American University. He has been a consultant to the World Bank, the Asian Development Bank and other bilateral and multilateral agencies and has worked in several countries on these assignments. Besides being a recipient of the "Distinguished Alumnas Award" from IIT Bombay, he is also a member of the Advisory Council of the IIT Bombay.

Names of companies other than Arvind Mills in which Mr. Deepak M. Satwalekar holds Directorships, Chairmanship/Membership of Audit Committees, Shareholder/Investors' Grievance Committee or Remuneration Committee of other Public Limited Companies whether listed or not are as under :

Sr. No.	Name of the Company	Name of the Committee	Committee Membership
1.	Infosys Technologies Ltd.	Audit Committee Compensation Committee	Chairman Member
2.	HDFC Standard Life Insurance Co. Ltd.	Nil	Nil
3.	HDFC Ltd.	Investors' Grievance Committee	Member
4.	HDFC Investments Ltd.	Audit Committee	Chairman
5.	HDFC Holdings Ltd.	Nil	Nil
6.	Asian Paints (India) Ltd.	Nil	Nil
7.	Nicholas Piramal India Ltd.	Nil	Nil
8.	Tube Investments of India Limited	Remuneration & Nomination Committee Audit Sub Committee	Member Member

(The above list excludes Directorships held in Private Limited Companies which are not subsidiaries or holding Companies of Public Limited Companies, Unlimited Companies, Statutory Entities and Alternate Directorships as provided under Section 278 of the Companies Act, 1956).

Mr. Arvind N. Lalbhai

Mr. Arvind N. Lalbhai aged 86 years is a Science Graduate. He has been associated with the Group for the last 61 years. He is a former President of Federation of The Indian Chamber of Commerce and Industry.

Names of companies other than Arvind Mills in which Mr. Arvind N. Lalbhai holds Directorships, Chairmanship/Membership of Audit Committees, Shareholder/Investors' Grievance Committee or Remuneration Committee of other Public Limited Companies whether listed or not are as under :

Sr. No.	Name of the Company	Name of the Committee	Committee Membership
1.	J. K. Industries Ltd.	Nil	Nil
2.	Birla VXL Ltd.	Nil	Nil
3.	Arvind Products Ltd.	Share Transfer Committee	Chairman
4.	Atul Ltd.	Nil	Nil
5.	Lokprakashan Ltd.	Nil	Nil

(The above list excludes Directorships held in Private Limited Companies which are not subsidiaries or holding Companies of Public Limited Companies, Unlimited Companies, Statutory Entities and Alternate Directorships as provided under Section 278 of the Companies Act, 1956).

Prevention of Insider Trading

In accordance with SEBI (Prohibition of Insider Trading) Regulations, 1992, the Board has adopted the following codes :

- **Arvind Code for Prevention of Insider Trading** – Under this code, obligations are cast upon Directors and Officers to preserve Price Sensitive Information, which is likely to have a bearing on share price of the Company. Procedures are prescribed to ensure that such information is not misused for any personal advantage. The Head (Legal & Secretarial) has been appointed as the Compliance Officer for monitoring implementation of the Code across the Company.
- **Arvind Code of Corporate Disclosures** – This code lays down principles and procedures with the objective of ensuring that the Price Sensitive Information related to Arvind is handled in prescribed manner. Adequate disclosure of such information is sought to be made to the Public through Stock Exchanges, Press, Media and the Arvind web-site in a timely manner to enable the investors to take informed investment decisions with regard to the Company's Securities. The Director and Chief Financial Officer has been appointed as the Company's Public Spokesperson under this Code.

Investors may write to the Company's Secretarial Department for a copy of these Codes.

Disclosures

i) Disclosures on materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, Directors or the management, their subsidiaries or relatives etc. that may have potential conflicts with the interest of the Company at large.

Transactions with related parties are disclosed in detail in Note No. 15 in "Notes forming part of the Accounts" annexed to the financial statements for the year. There were no related party transactions having potential conflict with the interest of the Company at large.

ii) Details of non-compliance by the Company, penalties, strictures imposed on the Company by Stock Exchange or SEBI or other authority on any matter related to capital markets, during last three years : Nil

Shareholders' Information

1. **Name and Designation of Compliance Officer :**

R. V. Bhimani Company Secretary The Arvind Mills Limited	Mr. Gautam V. Shah General Manager Pinnacle Shares Registry Pvt. Ltd. Registrars & Transfer Agents

2. **Details of Complaints / Queries received and redressed during 1st April, 2003 to 31st March, 2004 :**

Sr. No.	Particulars of Complaints/Query	Received	Redressed	Pending as on 31.3.2004
1.	Non receipt of Share Certificates	23	23	Nil
2.	Non receipt of Dividend /Interest Warrants	31	31	Nil
3.	Non receipt of Duplicate Share Certificates	2	2	Nil
4.	Confirmation of Demat Credit	Nil	Nil	Nil
5.	Non receipt of Debentures Redemption payment	10	10	Nil
6.	Non receipt of letter of offer, allotment advice, share certificates etc. for Rights Issue	Nil	Nil	Nil
7.	Others - Complaints received from SEBI, Stock Exchanges, NSDL, ROC, Company Law Board etc.	15	15	Nil
	Total	**81**	**81**	**Nil**

3. **Share Transfer details for the period from 1st April, 2003 to 31st March, 2004 :**

Transactions	Physical	Demat	Total
Number of Transfers	9737	26924	36661
Average Number of Transfers Per Month	811	2244	3005
Number of Shares Transferred	8592518	22802958	31395376
Average Number of shares Transferred Per Month	716043	1900247	2616290
No. of Pending Share Transfers	33	90	123

4. **Investors' Grievances :**

The Registrars and Transfer Agents under the supervision of the Secretarial Department of the Company look after investors' grievances. Mr. Gautam V. Shah, General Manager of Pinnacle Shares Registry Private Limited is responsible for redressal of Investors' Grievances. The Company Secretary of the Company has been appointed as the Compliance Officer for this purpose. At each Meeting of the Investors' Grievance Committee, all matters pertaining to investors including their grievances and redressal are reported.

5. **Information on General Body Meetings**

The last 3 Annual General Meetings of the Company were held as under :

Date	Time	Venue
10th September, 2003	11.00 a.m	Thakorebhai Desai Hall, Near Law Garden, Ellisbridge, Ahmedabad – 380 006
30th December, 2002	11.00 a.m.	Thakorebhai Desai Hall, Near Law Garden, Ellisbridge, Ahmedabad – 380 006
27th March, 2002	11.00 a.m.	Thakorebhai Desai Hall, Near Law Garden, Ellisbridge, Ahmedabad – 380 006

Whether special resolutions were put through postal ballot last year, details of voting pattern :

Resolutions at above Annual General Meetings were passed by show of hands. None of the Resolutions placed before the previous AGM required a postal ballot under Section 192A of the Companies Act, 1956. Similarly, no special resolution requiring a postal ballot is being proposed at the ensuing AGM.

During the last 3 years, one Extra Ordinary General Meeting was held on 12th June, 2001.

6. Means of communication

(i) Half-Yearly Report is not being sent to each household of shareholders as half yearly results are intimated to stock exchanges.

(ii) The Quarterly Results are published in the Economic Times - All India Editions and Financial Express Gujarati Edition and are also posted on the Company's web site at www.arvindmills.com.

(iii) Information released to the press at the time of declaration of results is also sent to all Stock Exchanges where the shares of the Company are listed for the benefit of investors. Moreover, the Company's web site hosts a special page giving information which investors usually seek.

(iv) Presentations made to institutional investors/analysts are posted on the Company's web site at www.arvindmills.com.

7. Annual General Meeting :

Date	7th August, 2004
Time	11.00 AM
Venue	Thakorebhai Desai Hall, Near Law Garden, Ellisbridge, Ahmedabad – 380 006

8. Financial Calendar :

The Financial Year of the Company is for a period of 12 months from 1st April to 31st March.

First Quarter results	: By end of July, 2004
Second Quarter results	: By end of October, 2004
Third Quarter results	: By end of January, 2005
Fourth Quarter results / Year end results	: By end of April, 2005.

9. Book Closure :

Thursday, 1st July 2004 to Saturday, 3rd July, 2004 (Both days inclusive)

10. Dividend payment Date :

Not Applicable as the Board has not recommended any dividend for the financial year.

11. Listing on Stock Exchanges :

Shares of the Company are listed on the following Stock Exchanges.

Sr. No.	Name of the Stock Exchange	Address
1.	The Stock Exchange – Ahmedabad (Regional Stock Exchange)	Kamdhenu Complex Opp.Sahajanand College Panjarapole, Ahmedabad - 380 015
2.	The Stock Exchange – Mumbai Code: 101	Phiroze Jeejeebhoy Tower, Dalal Street Mumbai – 400 001
3.	The Calcutta Stock Exchange Association. Ltd.	7, Lyons Range, Kolkata - 700 001
4.	The Delhi Stock Exchange Association Ltd.	DSE House, 3/1 Asaf Ali Road, New Delhi – 110 002.
5.	Bangalore Stock Exchange Ltd.	Stock Exchange Towers, 51, 1st Cross J.C.Road, Bangalore - 560 027
6.	National Stock Exchange of India Ltd. Code: ARVIND	Exchange Plaza, 5th Floor Plot No. C/1, G. Block Bandra – Kurla Complex Bandra (E) Mumbai - 400 051
7.	The Luxembourg Stock Exchange (Listing of GDS)	11, Avenue de la Porte-Neuve L-2227 Luxembourg

The Company has paid Annual Listing Fees for the year 2004-2005 to the above Stock Exchanges.

12. Market Price Data :

The data on price of equity shares of the Company are as under :

High, Low during each month in last financial year and Performance in comparison to broad-based indices such as BSE Sensex and NSE Nifty :

	Share price BSE		BSE Sensex		Volumes	Share price NSE		NSE-Nifty		Volumes
Month	High (Rs.)	Low (Rs.)	High	Low	No. of Shares	High (Rs.)	Low (Rs.)	High	Low	No. of Shares
Apr-03	26.00	18.50	3222	2904	11685394	26.00	18.40	1033	920	18830600
May-03	39.60	25.10	3200	2935	26601416	39.60	25.10	1014	931	53184360
Jun-03	40.80	35.00	3633	3170	40783855	40.75	35.00	1141	1005	48499824
Jul-03	47.85	37.60	3836	3534	23048369	47.85	37.60	1199	1089	47441756
Aug-03	49.00	39.85	4247	3722	17215837	48.85	39.85	1366	1165	37587592
Sep-03	53.80	42.20	4474	4098	21583768	54.00	42.30	1431	1285	46563464
Oct-03	56.70	42.85	4951	4433	28112544	56.75	42.90	1574	1408	72959440
Nov-03	60.15	44.30	5135	4737	36734980	60.10	44.25	1630	1509	86948592
Dec-03	69.15	58.40	5921	5083	20629052	79.80	58.35	1914	1616	62114656
Jan-04	70.85	51.00	6250	5568	11794925	70.80	51.05	2015	1756	37837904
Feb-04	53.50	41.50	6083	5550	10691892	53.50	41.65	1936	1756	31391832
Mar-04	47.80	40.85	5951	5325	12288796	47.80	40.65	1898	1670	33888464

13. Registrars and Transfer Agents :

Pinnacle Shares Registry Private Limited
AAA Hospital Premises
Naroda Road
Ahmedabad – 380 025.
Contact Persons: Mr. Gautam V. Shah/Mr. Girish Patel
Phone Numbers: 079- 22200582 / 22204226
E-mail: gautam.shah@psrpl.com

14. Delegation of Share Transfer Formalities :

Since the Company's shares are compulsorily traded in the demat segment on stock exchanges, bulk of the transfers take place in the electronic form.

For expediting physical transfers, the Board has delegated share transfer formalities to certain officers of the Company who attend to them at least 3 times in a month. Physical transfers are effected within the statutory period of one month. The Board has designated the Company Secretary as the Compliance Officer.

15. Shareholding Pattern as on 31st March, 2004 :

Sr. No.	Category	No. of shares held	Percentage of Shareholding
	Holding of Promoter (Group as per MRTP Act, 1969)		
1.	***Individuals :***		
	Arvind N. Lalbhai	101852	0.05%
	Niranjan N. Lalbhai	50397	0.03%
	Sanjay S. Lalbhai	153	0.00%
	Samveg A. Lalbhai	52898	0.03%
	Shrenik K. Lalbhai	35800	0.02%
	Relatives of Above Individuals	119564	0.06%
2.	***Major Bodies Corporate and Trusts :***		
	Aura Securities Private Limited	53488886	27.38%
	AML Employees Welfare Trust	10027624	5.13%
	Agrimore Limited	4536076	2.32%
	Amazon Investments Limited	1830358	0.94%
	Acropolis Investments Limited	610877	0.31%
	Altair Investment Limited	551406	0.28%
	Aeon Investment Limited	1126200	0.58%
	Anshuman Holdings Private Limited	400000	0.20%
	Anubhav Investments Limited	303000	0.16%
	Avishkar Finance and Trade Limited	230516	0.12%
	Atul Limited	178315	0.09%
	Anukul Investment Limited	173608	0.09%
	Ameer Trading Corporation Limited	149156	0.08%
	Jeet Holdings Private Limited	134082	0.07%
	Adore Investment Limited	130664	0.07%
	Amardeep Holdings Private Limited	94250	0.05%
	Ajax Investment Limited	38333	0.02%
	Alisma Investments Limited	36006	0.02%
	Affection Investments Limited	162	0.00%
	Lalbhai Realty Finance Private Limited	0	0.00%
	Anagram Securities Limited	0	0.00%
	Anagram Stockbroking Limited	0	0.00%
	Enagram Online Limited	0	0.00%
	Abundence Investments P. Ltd	0	0.00%
	Achanchal Investments P. Ltd	0	0.00%
	Sanjay Family Trust	0	0.00%
	AML Management Employees Welfare Trust	0	0.00%
	Total Promoter Group Holding	**74400183**	**38.08%**
	Non Promoter Holding		
3.	***Mutual Funds and UTI***	2205584	1.13%
4.	Banks, Financial Institutions, Insurance Companies	11083093	5.67%
5.	Foreign Institutional Investors, NRIs/OCBs	41104814	21.04%
6.	GDR	2147120	1.10%
7.	Private Corporate Bodies	14069608	7.20%
8.	Indian Public	50368039	25.78%
	Total Non-promoter Holding	**120978258**	**61.92%**
	GRAND TOTAL	**195378441**	**100.00%**

* The names of 'Relatives of above Individuals' are as per disclosures made as on 31st March, 2004 under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

16. **Distribution of shareholding as on 31st March, 2004 :**

	PHYSICAL MODE		ELECTRONIC MODE		TOTAL	%	TOTAL	%
No. of shares	No. of holders	No. of shares	No. of holders	No. of shares	No. of holders		No. of shares	
1 to 500	71277	6291461	82051	14232868	153328	90.03	20524329	10.51
501 to 1000	971	683892	8576	7001228	9547	5.61	7685120	3.93
1001 to 2000	308	420917	3629	5591724	3937	2.31	6012641	3.08
2001 to 3000	62	154748	1153	2975054	1215	0.71	3129802	1.60
3001 to 4000	31	109828	497	1789768	528	0.31	1899596	0.97
4001 to 5000	20	90123	536	2525349	556	0.33	2615472	1.34
5001 to 10000	15	96711	638	4713425	653	0.38	4810136	2.46
Above 10001	18	1651818	527	147049527	545	0.32	148701345	76.11
Total	**72702**	**9499498**	**97607**	**185878943**	**170309**	**100.00**	**195378441**	**100.00**

17. **Dematerialisation of shares and liquidity :**

The Company's shares are available for dematerialisation on both the Depositories viz. National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL).

Shares of the Company are compulsorily to be delivered in the demat form on Stock Exchanges by all investors. As on 31st March, 2004, 185878943 shares representing 95.14 % of the issued capital have been dematerialised by investors and bulk of transfers take place in the demat form.

Demat ISIN Numbers :

Equity Shares fully paid	:	INE034A01011
Equity Shares partly paid up	:	IN9034A01019
13% Secured Redeemable Non-Convertible Debentures	:	INE034A07042
6% Non-Convertible Cumulative Preference Shares (Issued on 1st January, 2001)	:	INE034A04015
6% Non-Convertible Cumulative Preference Shares (Issued on 30th March, 2001)	:	INE034A04023

18. **Outstanding GDRs/ADRs/Warrants or any convertible instruments and conversion date and likely impact on equity :**

As on 31st March, 2004, 21,47,120 GDRs (previous year 25,29,820) are outstanding. Each GDR represents one underlying equity share.

19. **Plant Locations :**

- Naroda Road, Ahmedabad – 380 025, Gujarat (Two Units)
- Santej, Taluka Kalol, Dist. Mehsana – 382 721, Gujarat
- Khatraj, Taluka Kalol, Dist. Mehsana- 382 721, Gujarat
- Khokhra Mehmdabad, Ahmedabad – 380 008, Gujarat
- Gut No. 172, Daravali Village, Taluka Mulshi, Dist. Pune – 412 018, Maharashtra.
- 55, Whitefield Road, Mahadevapura post, Bangalore – 560 048.

20. **Unclaimed Dividend**

(1) Pursuant to Section 205A of the Companies Act, 1956, unclaimed dividends upto and including the financial years 1993-1994 have been transferred to the General Revenue Account of the Central Government. Shareholders who have not encashed their dividend warrants relating to any financial year upto 1993-1994 are requested to claim the amounts from the Registrar of Companies, Gujarat, ROC Bhavan, Near Ankur Bus Stand, Naranpura, Ahmedabad 380 013 in the prescribed form. Investors may write to the Secretarial Department of the Company or the Registrars and Transfer Agents for a copy of the form.

(2) Pursuant to the provisions of Section 205A(5) of the Companies Act, 1956, dividend for the financial year ended 31st March, 1997 and thereafter, which remain unclaimed for a period of 7 years will be transferred by the Company to the Investor Education and Protection Fund (IEP Fund) established by the Central Government pursuant to Section 205C of the Companies Act, 1956.

Information in respect of such unclaimed dividend when due for transfer to the said fund is given below :

Financial year ended	Date of declaration of Dividend	Due date for transfer to IEP Fund
31.03.1997	10.09.1997	27.10.2004
31.03.1998	22.09.1998	08.11.2005
31.03.1999*	Not Applicable	Not Applicable

Shareholders who have not so far encashed the dividend warrant(s) are requested to seek issue of duplicate warrant(s) by writing to the office of the Registrar and Transfer Agents, M/s. Pinnacle Shares Registry Pvt. Ltd. Shareholders are requested to note that no claims shall lie against the said Fund or the Company in respect of any amounts which were unclaimed and unpaid for a period of seven years from the dates that they first became due for payment and no payment shall be made in respect of any such claims.

* The Company did not declare any dividend on equity shares in respect of financial year ended 31.03.1999.

21. Nomination Facility

Shareholders holding shares in physical form and desirous of making a nomination in respect of their shareholding in the Company, as permitted under Section 109A of the Companies Act, 1956 are requested to submit the prescribed Form 2B for this purpose. Shareholders may write to the Secretarial Department of the Company for a copy of the Form.

22. Address for correspondence :

Shareholders may correspond with the company at the Registered Office of the Company or at the office of Registrars and Transfer Agents of the Company :

The Arvind Mills Limited Secretarial Department Naroda Road Ahmedabad – 380 025. Phone Nos: 079-22203030 / 22200206 Fax No. : 079-22201608 e-mail : investor@arvind.com Web site address: www.arvindmills.com	Pinnacle Shares Registry Pvt. Ltd. Registrars and Transfer Agents AAA Hospital Premises Naroda Road, Ahmedabad-380 025. Phone Nos. : 079-22200582 / 22200338 Fax No. : 079-22202963 e-mail : gautam.shah@psrpl.com

The above Report has been placed before the Board at its meeting held on 29th April, 2004 and the same was approved.

For and on behalf of the Board

Place : Mumbai
Date : 29th April, 2004.

Arvind N. Lalbhai
Chairman

of conditions of corporate governance

To the Members of The Arvind Mills Limited
Ahmedabad

We have examined the compliance of conditions of Corporate Governance by THE ARVIND MILLS LIMITED, for the year ended on 31st March, 2004, as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to a review of the procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us and the representations made by the Directors and the management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in Clause 49 of the above mentioned Listing Agreement.

As required by the Guidance Note issued by the Institute of Chartered Accountants of India, we have to state that the Registrar and Share Transfer Agents of the Company have maintained records to show Investors' Grievances against the Company and have certified that as on 31st March, 2004 there were no investor grievances remaining unattended/pending for a period exceeding one month.

We further state that such compliance is neither an assurance as to the future viability of the company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For **SORAB S. ENGINEER & CO.**
Chartered Accountants

Mumbai
29th April 2004.

N. D. ANKLESARIA
Partner

DISCLAIMER

Readers are cautioned that this discussion and analysis contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate," "believe," "estimate," "intend," "will," and "expected" and other similar expressions as they relate to the Company or its business are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements and risks and opportunities could differ materially from those expressed or implied in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their date. The following discussion and analysis should be read in conjunction with the Company's financial statements included herein and the notes thereto.

OVERVIEW

We present Management Discussion and Analysis of "The Arvind Mills Limited". During the year 2002-03 your Company recorded its highest financial results. Your Company had estimated to surpass these figures during the current reported year. A combination of supply side and demand side negative factors in our key business has resulted in your Company reporting a lower performance during the current financial period. The factors, their impact and future course of action has been discussed in detail under appropriate head in the following discussion.

Certain important macro factors have to be considered while analyzing the results of the financial year 2003-04. Increasing raw material prices, fast appreciating currency, sudden change in demand pattern have had a significant impact on the earnings of your Company. As you will see in detail during following discussion your Company's pro-active management strategies reduced to an extent the financial effect of the negative factors during the year.

OPERATIONS

Your Company operates primarily in the business of cotton textiles and its related business. Product group your Company manufactures and deals in are

1. Denim fabrics
2. High Value Cotton Shirting fabrics
3. Knits fabrics and garments
4. Yarns
5. Woven garments

Overview of operations performance


Performance 2001-2004
Rs. Crores
1600
1400
1200
1000
800
600
400
200
0
-200
1389
1491
1447
269
430
365
213
277
252
56
153
113
129
101
-92
2001-2002
2002-2003
2003-2004
Sales & Operating Income
PBT
PBIT
Interest
Cash Profit


INCOME COMPOSITION
% Age
100
80
60
40
20
0
6.1%
7.4%
7.9%
6.4%
10.9%
5.2%
2.5%
3.0%
2.3%
2.7%
2.8%
4.4%
17.6%
19.3%
20.9%
63.4%
61.4%
55.8%
2001-2002
2002-2003
2003-2004
Year
Others
Yarns
Garment Exports
Knits Fabric and Garments
Shirting Fabric
Denim Fabric

As is evident from the graph the Denim fabric continues to be the mainstay of our business. With share of Denim being higher than total share of all other product groups, any fluctuation in the Denim affects the overall business in disproportionate manner. Your Company has been striving continuously to decrease the dependence on Denim business by improving volumes in other product groups and has been successful to an extent. Profitability across all product groups have been affected adversely by increased cotton cost and increased energy cost on the supply side and a rapidly falling exchange rate on the demand side. The impact of negative factors is most prominent during last two quarters of the current financial year.

Your company has responded to the challenges posed during the current financial year by initiating actions keeping both immediate and long term objectives in mind. Your Company has embarked on the course of making a portion of overall capacity fungible between products to manage any shift in demand from one product to another. Also your Company is preparing a blueprint for future growth strategies that will significantly reduce the cyclical fluctuations in the business.

During the year your Company successfully completed the implementation of three projects initiated during the previous financial year.

Backward integration project of spinning plant in Mauritius through the 100% subsidiary Arvind Spinning Limited (ASL) to service the requirement of Arvind Overseas Mauritius Limited (AOML) which was commissioned during the year. This would allow AOML to supply fabric and garments as per the requirement of African Growth and Opportunity Act (AGOA). The fabric and garment compliant with provisions of AGOA are eligible for duty free and quota free access to the key markets of North America and Europe.

Forward integration project of 3.1 Million pieces jeans facility through AOML was completed during the current year. The production facility is currently going through compliance audit by certain key customers, simultaneously the units is currently running trial orders for few customers in North America and Europe. With completion of both forward and backward integration at the Mauritius, the unit has become mostly self sufficient for its requirements.

Your Company has completed the expansion of its shirts manufacturing capacity from 2.4 Million pieces to 4.8 Million pieces per annum. The plant has started operating during the third quarter of the current financial year. The new facility has started shipping commercial orders only from the fourth quarter of the current financial year. This facility would start consuming substantial capacity of the shirting fabric business during the coming years.

Product performance

Denim Fabric

Denim fabric business had grown during the first two quarters of the current financial year and looked like it would continue to grow during the year. During the third quarter end our key customers in North America and Europe were focusing on making higher sales at reduced prices to reduce the inventory they had accumulated. This had resulted in the off take going through a lean patch for four months beginning November 2003, as the


DENIM FABRIC
Million Meters/Rs. Per Meter
125
100
75
50
25
0
94.1
89.6
78.8
2001-2002
2002-2003
2003-2004
Year
Price Rs./Mtr.
Domestic
Exports
Price Rs./Mtr.
94
102
102

customers deferred their purchase plan. The domestic market also reflected this trend and continues to be sluggish. The impact of which is clearly visible on our top line as our annual volumes were lower by 11 Million meters.

Your Company responded to the above challenge by supplying to new markets, which have appetite for large volume at lower prices. This strategy had allowed your Company to partially mitigate the volume loss it suffered, but the margins on these volumes were lower than what company derives from its traditional markets.

Further your Company has embarked on a plan to make a part of its capacity fungible with capacity for High Value Cotton Shirting (HVCS) fabric, which is a more stable product group.

During last month of the year the volumes from traditional markets have returned to normal levels and are likely to go up during the coming quarters. Unlike the dip in demand the higher volumes are not on account of any temporary demand supply situation. The volumes have gone up because few of our key customers have closed their garment operations in American region and moved the base to Asian and African zone. As a natural corollary to shift of garment vendors, the fabric supply base has shifted to regional mills. Your Company being the premier denim mill in the zone has, been allotted substantial volumes in this new model. Your Company is operating at full capacity from last month of the reported financial year and is expected to continue the trend in first quarter of next financial year. Considering the fact that both domestic and European market being sluggish on demand, your Company is able to manage the sudden spurt in volume. Once these two markets revive, total demand would be much higher than the capacity of your Company.


HIGH VALUE COTTON SHIRTING
Million Meters
Realisation Rs./Mtr.
30
20
10
0
125
100
75
50
25
0
23.1
26.2
26.6
Exports 31.7%
Exports 36.3%
Exports 30.4%
Domestic
Domestic 63.7%
Domestic 69.6%
2001-2002
2002-2003
2003-2004
Year
Realisation Rs./Mtr. 106
110
114


KNITS
Million Pcs
Realisation Rs./Pc
3
2
1
0
300
200
100
0
1.5
1.7
2.2
198
195
210
Exports 70.4%
Exports 69.0%
Exports 88.6%
Domestic
Domestic 31.0%
Domestic 11.4%
2001-2002
2002-2003
2003-2004
Year

High Value Cotton Shirting

High Value Cotton Shirting (HVCS) product has shown a steady growth over the years. The product group is least prone to steep swings in volumes or realization. The denim strategy of focusing on value added product range has paid good dividend in HVCS too and the same is evident in the higher price realizations. Market demand for HVCS from your Company has been far higher than the current production capacities, at present the production capacities are being utilized to the maximum extent possible. Due to varied product mix, to achieve the rated capacity of 34 Million meters per annum, certain key production functions are being de bottlenecked. Further with in house garment capacity being doubled to 4.8 Million pieces during the year, to deliver existing volumes to external customers the capacity would have to be enhanced.

As detailed during discussion on denim fabric, a part of denim capacity would be made fungible to HVCS production. Currently the objective is run the production capacity at full volume, to achieve this goal certain items of production are being outsourced.

With commissioning of new plant the HVCS product range is substantially vertically integrated. With garment capacity being 24% of the rated capacity. HVCS has the size advantage in terms of offering complete garment packages to large buyers, whose primary criteria for choosing a vendor is the ability to deliver large volumes. Since the new plant for manufacturing shirts was commissioned during second quarter and commercial shipment begin only in the month of January, 2004, the impact of this capacity would only be visible during next financial year.

Knits

Your company had focused on twin imitative during the current financial year. First was to streamline the supply side management and control the costs. Second objective was to focus on delivering differentiated and enriched product mix. Since the domestic market is largely dominated by unorganized sector, the focus was on selling differentiated products to discerning customers in exports market. The success of this effort is visible from the graphics above, with both share of exports and unit price realization going up substantially.

The focus for the next year would be on to utilize the current capacity to the maximum extent and further reduce the cost.

FINANCIAL RESULTS AND LIQUIDITY

Financial Results

Period ending	**Year ended March 04**		**Year ended March 03**	
Total Income	**1434**		**1479**	
Raw Materials	577	40%	567	38%
Direct Materials	118	8%	120	8%
Power, Water, Fuel	158	11%	158	11%
Salaries & Wages	111	8%	102	7%
Decrease/(Increase) in stock	-30	-2%	-36	-2%
Other overheads	149	10%	151	10%
Total cost of sales	**1082**	**75%**	**1061**	**72%**
Operating profit	**352**	**25%**	**418**	**28%**
Other Income	13		12	
Net Interest & Finance Cost	113		153	
Cash Accrual	**252**		**277**	
Depreciation	150		148	
Profit before Tax	**101**	7%	**129**	**9%**
Deferred Tax	**5**			
Profit after Tax	**97**	7%	**129**	**9%**

Expense Comparison


EXPENSE COMPARISON CHART
% Age
100
80
60
40
20
0
11%
11%
11%
7%
11%
9%
41%
11%
8%
11%
8%
11%
9%
42%
2002-2003
2003-2004
Year
Depreciation
Interest
Other overheads
Salaries & Wages
Power, Water, Fues
Direct Materials
Raw Materials

Raw Material

Main raw material for the Company is cotton and the year under review has been most unfavorable in recent times. The cost of cotton increased by 11% from 45.28 Rs./Kg for the period ended 31st March, 2003 to Rs.50.23/Kg for the period ended 31st March 2004. The impact of increased cotton prices more pronounced in the second and third quarter as during first two quarter cotton consumed is from the cotton of previous season. During October 2003 when the current cotton season opened and prices quoted were abnormally high without any justifiable reason, your Company decided to buy only for the immediate requirement. Your Company made purchase for remaining requirements whenever prices tended to be lower.

Power and fuel

Your Company has its own captive power plants, which run on Naphtha. The cost of power and fuel is Rs. 158 Crores for the year 2003-04 compared to Rs. 158 Crores for the year 2002-03. The power cost is high in real terms as the total cost has remained same at lower capacity utilisation. This is on account of higher Naphtha cost during second and third quarter of the year. It is a petroleum product and the prices are volatile. The cost of naphtha for the company was Rs. 14.0 per kg for the year 2003-04 compared to Rs.13.4/Kg for the year 2002-03, which shows the increase of 5%.

Direct Materials

The cost of direct materials is Rs. 118 Crores for the year 2003-04 compared to Rs. 120 Crores for the year 2002-03, which is a drop of 1.7%. The decrease is both on account of lower consumption of dyes and chemicals and other stores items on account of lower capacity utilization as well as due concentrated cost reduction measures under this head.

Salary and Wages

The Salary and Wages is Rs. 111 Crores for the year 2003-04 compared to Rs. 102 Crores for the year 2002-03. It registered an increase of 9% mainly on account of new wage agreement signed with workmen in company's Santej location.

Other Overheads

Overheads which include other administrative expenses to support the Company's operations was Rs. 149 Crores for the year 2003-04 compared to Rs. 151 Crores for the year 2002-03.

Operating Profits

Due to depressed market demand for denim in last two quarters of the year revenues and lower operating costs are lower than the previous year, company registered a drop of 16% in its operating profits. The operating profit for the period ended 31st March, 2004 is Rs. 352 Crores against Rs. 418 Crores for period ended 31st March, 2003. The operating margins dropped from 28% for period ended 31st March, 2003 to 25% for the period ended 31st March, 2004.

Other Income

Other Income for FY 2003-04 increased by Rs. 1 Crore from Rs. 12 Crores for FY 2002-03 to Rs.13 Crores.

Interest and finance cost

Your company had successfully completed its debt restructuring exercise in the last financial year. Further during the year, your Company has undertaken the exercise to aggressively bring down the borrowing cost by prepaying/refinancing loans to tune of Rs.288 Crores. Also to take advantage of falling dollar rate raised the dollar denominated debt from 24% to 42%.

The interest and finance cost is Rs. 113 Crores for the year 2003-04 as compared to Rs. 153 Crores for the year 2002-03 a drop of 26%.

Depreciation

The depreciation was Rs. 150 Crores for the year 2003-04 compared to Rs. 148 Crores for the year 2002-03. There is no change in the method for depreciation.

Net Profit

Following a lower operating profit, your Company registered a net profit of Rs. 101 Crores for the period ended 31st March, 2004 as against Rs.129 Crores for the period ended 31st March, 2003 a drop of 22%. The net margin also dropped from 9% of sales and operating income for the period ended 31st March, 2003 to 7% of sales and operating income for the period ended 31st March, 2004.

Shareholders' Funds

During the year, share capital increased by Rs. 19.21 crores, which was mainly on account of allotment of 1,80,49,315 equity shares of Rs.10 each at a premium of Rs. 5 per share consequent upon conversion of warrants allotted to lenders under the restructuring scheme. Further 11,56,740 equity shares of Rs.10 each were allotted at a premium of Rs. 5 per share on conversion of non mandatory convertible debentures. Unpaid allotment money amounting Rs.0.31 Crores of the right issue of financial year 2001-02 were converted into equity. Reserves and surplus increased by Rs. 97 Crores to Rs. 916 Crores at the end of the FY 2003-04 as against Rs. 820 Crores at the end of the last financial year.

Borrowings

Total borrowings including leased liability has reduced by Rs.129 Crores at Rs. 1638 Crores compared to Rs.1767 at the end of the year 2003-04.

Investments

Investments increased by 11% at Rs. 146 Crores at the end of the year 2003-04 compared to Rs.132 Crores at the end of the year 2002-03. The increase in investment is mainly on account of purchase of shares of Arvind Products Limited from Unit Trust of India under a past agreement.

Rs. In Crs.

Particulars	FY 2004
[A] Sources of Funds	
EBIDTA	365
Increase in Share Capital & Share Premium	26
Increase in Working Capital Limits Utilisation	26
Total of A	**417**
[B] Disposition of Funds	
Net Reduction in Long Term Debt	158
Changes in Net Current Assets	63
Interest & Charges	128
Capital Exps (Net)	34
Increase in Investements	14
Increase in other Loans and Advances	6
Preference Dividend Paid	9
Taxes	5
Total of B	**416**
Opening Cash & Bank Balances	**12**
Net Surplus \ Deficit [A - B]	1
Closing Cash & Bank Balance	**13**

Working capital and liquidity

The net current assets increased by Rs. 231 crores from Rs. 667 Crores as on March 31, 2003 to Rs. 898 Crores as on March 31, 2004.

Gross current assets increased by Rs. 160 Crores from Rs. 914 Crores as on 31st March, 2003 to Rs.1074 crores as on 31st March, 2004. Gross current liabilities decreased by Rs.71 Crores from Rs. 247 Crores as on 31st March, 2003 to Rs. 176 Crores as on 31st March 2004.

The cash and bank balances remained at Rs.13 Crores as on 31st March, 2004 compared to Rs.12 Crores as on 31st March, 2003. Your Company has adequate liquidity and financial flexibility to meet its obligations as and when they arise.

RISK MANAGEMENT

Your Company faces general risks inherent in any business including political, legal, geographical, economical, environmental etc. and takes appropriate steps to mitigate them and reduce their impact to the extent possible.

Apart from the general risks, your company faces commercial risks that have significant impact on its financial performance are Raw material prices

Cotton

Cotton cost which accounts for almost 25% of the sales value has been fairly volatile. Cotton being agri commodity is prone to having steep variations in year to year prices. With one component being such high percentage of cost and that cost factor being so unpredictable, makes future planning always uncertain. Your company takes call on the cotton prices at the beginning of every cotton season, and buys accordingly. With

Cotton Price Chart



Rate Rs.
2500
2400
2300
2200
2100
2000
1900
01-10-2003
15-10-2003
29-10-2003
12-11-2003
26-11-2003
10-12-2003
24-12-2003
07-01-2004
21-01-2004
04-02-2004
18-02-2004
03-03-2004
17-03-2004
31-03-2004
14-04-2004
28-04-2004

over seventy years of experience in sourcing and using cotton, your Company has built its competencies around cotton procurement. Your Company purchased it requirement as and when the market showed signs of dropping prices. Your Company has built sourcing models that allow it to purchase at best prices in the market and streamlined sourcing in commodities also allows inherent cost savings.

Your Company has developed technical models to optimize the cost of cotton by using appropriate grade cotton for manufacturing high end yarns and fabrics. Your Company also has been recycling cotton waste to maximize the realisation from cotton. All these factors allow your company to have an average cotton cost which is lower than the ruling market prices.

As discussed earlier and evident in the above graphics the cotton cost have been abnormally high during the current year.

Naphtha

Your Company uses captive power for its operations, the fuel for its captive power plants is at present Naphtha. Being petroleum products Naphtha has a tendency to oscillate in tune with the international developments. Energy being second highest contributor to the cost, any moment in the Naphtha prices has significant impact on your Company's earnings.

Your Company is planning to shift to Gas as fuel for its CPP from next financial year and this would to an extent reduce the impact volatility on the earnings of the Company.

Naphtha Price Index Chart


400
350
300
250
200
150
100
50
0
May-03.
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04

Foreign exchange fluctuation

Export Revenue Graph


EXPORTS REVENUE
% Age
100
80
60
40
20
0
2001-2002
2002-2003
2003-2004
Year
Exports
Domestic

As is evident from the graphics, nearly half of the Company's revenue come from the export market. This exposes the Company to significant exchange risks, as displayed during the last quarter of the current financial year

ONE YEAR EXCHANGE RATE MOVEMENT


Rs. per US $
48.0
47.5
47.0
46.5
46.0
45.5
45.0
10-03-2003
01-04-2003
05-05-2003
06-06-2003
10-07-2003
04-08-2003
04-09-2003
08-10-2003
20-10-2003
11-11-2003
03-12-2003
06-01-2004
09-02-2004
02-03-2004

TEN YEAR EXCHANGE MOVEMENT


Rs. per US $
49.00
47.00
45.00
43.00
41.00
39.00
37.00
35.00
33.00
31.00
29.00
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03

As depicted by the graphics, the exchange rate has been very volatile in the last one year. Your Company resorts to hedging its export earnings to curb the impact of volatility. Even though hedging allows the Company to mitigate the impact of volatility it cannot escape the impact. As is evident from above graphics exchange risk is not a short term risk which can be managed by resorting to immediate measure. Your Company has been focusing on reducing currency risk by initiating long term currency management strategies. Your Company also seeks outside expert professional help from time to time to manage currency risk.

INTERNAL CONTROL SYSTEM

Your Company has well defined and institutionalized business processes with effective control systems to ensure that assets and interests of the company are safeguarded.

Your Company has been using Enterprise Resource Planning (ERP) package of SAP, a leading supplier of ERP packages worldwide having its own method of controlling each transaction and system thereof.

Your Company has a special task force working on budgetary controls. Each operations group is responsible for preparation of the budget, which is reviewed along with the performance on monthly basis and corrective actions, wherever needed, are taken to ensure compliance. Considering the size and nature of operations of your Company, the overall control systems are adequate to meet the requirements.

The Company also has its own internal audit team comprising of qualified professionals as well as external audit firms retained by the Company to monitor business processes and risks associated with them.

DEVELOPMENTS ON HUMAN RESOURCES AND INDUSTRIAL RELATIONS

The year under review has seen a change in the policies and procedures, necessitated by the need to make the organization high performing and successful. The Company has always valued its human resources and believes in unlimited potential of each employee.

Industrial relations were cordial in all the plants of the Company without any disruptions of manufacturing activities.

SUBSIDIARIES

Arvind Products Ltd. (APL)

APL, a 52.09% subsidiary, is engaged in manufacturing & marketing voiles fabrics, gabardine fabrics. It also makes yarns mainly for consumption by Arvind Mills.

Due to sluggish gabardine fabrics and yarns, the Company reported a Net Loss of Rs. 2.06 Crores as compared to the Net Profit of Rs. 0.44 Crores during the previous year.

With improved yarn and gabardine business, the Company is expected to improve its operating performance during 2004-05.

Arvind Overseas (Mauritius) Ltd. (AOML)

AOML, a 100% subsidiary, is engaged in manufacturing denim fabrics and garments in Mauritius.

Due to combination of factors such as sluggish denim market, high cotton costs and loss of production due to project implementation the Company reported Net Loss of Mauritius rupee 5.76 Crores.

With denim volumes and garments sale increases expected during the year 2004-05 the Company is expected to improve its operating performance during the year.

Arvind Spinning Limited (ASL)

ASL, a 100% subsidiary, is engaged in manufacturing yarn in Mauritius for consumption of AOML.

The Company commenced operations during the year and operated at lower capacity utilization. The Company reported net loss of Mauritius rupees 1.15 Crores.

Others

Arvind Worldwide (M) Inc and Arvind Worldwide (USA) Inc are marketing subsidiaries of Arvind Mills.

Asman Investments Limited and Lifestyle Fabrics Limited do not have any significant operating businesses.

During the year Arvind Brands Limited (ABL) and its subsidiaries ceased to be subsidiary of the Company. As a part of debt restructuring exercise at ABL, ICICI venture fund has been allotted 54% of equity of ABL. The Company has option to buy-back 5% of the equity from ICICI venture fund during next eight years to take the stake to 51%. This would substantially reduce the debt and interest burden of ABL and would be significant step towards returning ABL to profitability.

FUTURE OUTLOOK

From 1st January, 2005, the Agreement on Textiles and Clothing (ATC) ceases to exist so do quota system between member states of the World Trade Organization (WTO). 47%of the restricted markets or 35% of the world textile and apparel market will be opened up for free trade. Post ATC growth is expected to be maximum in the apparel segment, this provides immense opportunity for companies and countries which are vertically integrated. In terms of countries India and China are two countries who have large vertical set ups. Your Company having presence in all segments of cotton textile and access to large garment facilities is all set to benefit from abolition of this trade restriction.

The signs of global sourcing shifting to Asian and African region has already happened and your Company has already started benefiting from it.

With a domestic market of USD 16 billion and growing at a fast pace, even domestic market is full of growth potential. Consumer spending is on upswing and fast emerging retail format would further simulate demand for apparels.

New initiatives to tap the fast growing domestic markets have been put in place and Company expects to derive further profit from it.

Considering the above macro factors your Company contends that the future outlook for textile and apparel segment is abound with opportunities and your Company shall strive to benefit positively from these opportunities.

COMPANY'S GROWTH PROSPECTS & NEAR TERM OUTLOOK

Arvind is uniquely poised to take the advantage of the opportunity. It has established itself as a quality supplier of fabrics to the leading brands of the world. It is planning to move up the value chain and supply garments to international customers.

In order to take advantage of this, Arvind has already set up plants to manufacture shirts and knitted garments in India and jeans in Mauritius through its subsidiary company. It is in the process of implementing a cotton trouser making plant and a jeans plant in Bangalore and is expanding its knitted garment capacity at Ahmedabad. All these expansion plants will be completed in the financial year 2004-05. By the end of financial year 2004-05 the total combined garment capacity would be 14.40 Million pieces per annum on a single shift basis. The Company expects to produce 8.4 Million pieces of garment from these capacities during 2004-05. The garment production is expected to increase to 28.8 Million pieces on double shift basis by the end of 2007-08.

With expected increased demand for denim, shirting and knitted fabrics and expected increased garments business, the Company is expecting revenue growth of 15% to 20% during 2004-05. The Company is expecting to replace Naphtha as a fuel for its power plants by Gas in the second half of the year, which will reduce its energy cost sharply.

Cotton prices, which are ruling at a higher levels, will affect the margins in the first half. Initial reports for planting intentions show about 10% to 15% higher area under cultivation for cotton, which, if monsoon is normal, may increase the output and reduce the cotton cost in the next half of 2004-05.

Appreciation of rupee, however, will continue to exert pressure on margins.

To the members of the Arvind Mills Limited

1. We have audited the attached Balance Sheet of THE ARVIND MILLS LIMITED, as at March 31, 2004 and also the Profit and Loss Account and Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditors' Report) Order, 2003 issued by the Central Government of India in terms of Sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to above, we report that :

   i) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   ii) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   iii) The Balance Sheet, Profit and Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   iv) In our opinion, the Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report comply with the applicable accounting standards referred to in Sub-section (3C) of Section 211 of the Companies Act, 1956;

   v) On the basis of written representations received from the Directors, as on 31st March, 2004 and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31st March, 2004 from being appointed as a Director in terms of clause (g) of Sub-section (1) of Section 274 of the Companies Act, 1956;

   vi) In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

      (a) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2004;

      (b) in the case of the Profit and Loss Account, of the Profit for the year ended on that date; and

      (c) in the case of Cash Flow Statement, of the cash flows for the year ended on that date.

For **SORAB S. ENGINEER & CO.**
Chartered Accountants

Mumbai
29th April, 2004

N.D. Anklesaria
Partner
Membership No. 10250

to the auditors' report

Re: THE ARVIND MILLS LIMITED

Referred to in Paragraph 3 of our Report of even date,

(i) (a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets.

(b) All the major assets have been physically verified by the management during the year.

We are informed that no material discrepancies were noticed on such verification.

(c) No substantial part of fixed assets have been disposed off during the year.

(ii) (a) The inventory has been physically verified during the year by the management. In our opinion, the frequency of verification is reasonable.

(b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company is maintaining proper records of inventory. The discrepancy noticed on verification between the physical stocks and the book records were not material.

(iii) The Company has not granted/taken any loans, secured or unsecured to/from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956. Consequently, requirement of clauses (iii, b), (iii, c) and (iii, d) of paragraph 4 of the order are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchases of inventory, fixed assets and with regard to the sale of goods. During the course of our audit, we have not observed any continuing failure to correct major weaknesses in internal controls.

(v) According to the information and explanations given to us, we are of the opinion that no transactions need to be entered into the register maintained under Section 301 of the Act. Consequently, requirement of clause (v, b) of paragraph 4 of the order is not applicable.

(vi) In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Sections 58A and 58AA of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public. No order has been passed by the Company Law Board.

(vii) The Company has an internal audit system, which in our opinion, is commensurate with the size of the Company and the nature of its business.

(viii) We have broadly reviewed the books of accounts relating to materials, labour and other items of cost maintained by the company pursuant to the Rules made by the Central Government for the maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956 and we are of the opinion that *prima facie* the prescribed accounts and records have been made and maintained. We have not however made a detailed examination of these records with a view to determine whether they are accurate and complete.

(ix) (a) The company is generally regular in depositing with appropriate authorities undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income-tax, Sales-tax, Wealth-tax, Customs Duty, Excise Duty, cess and other material statutory dues applicable to it.

(b) Following amount have not been deposited on account of dispute :

Department	Rs. In Crore	Forum where dispute is pending
Wealth-tax	0.28	Appellate Authority
Sales-tax	0.31	Appeal with Assistant & Deputy Commissioner
	1.14	Reference with High Court
Excise Duty	0.49	Appeal with CEGAT

(x) The Company has neither accumulated losses nor has incurred any cash losses during the financial year covered by our audit and the immediately preceding financial year.

(xi) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to financial institutions, banks or debenture holders.

(xii) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) The Company is not a chit fund or a nidhi/mutual benefit fund/society. Therefore, the provisions of Clause 4 (xiii) of paragraph 4 of the order are not applicable.

(xiv) The Company is not dealing in or trading in shares, securities, debentures and other investments. Therefore, the provisions of clause 4 (xiv) of paragraph 4 of the order are not applicable.

(xv) In our opinion, the terms and conditions on which the Company has given guarantees for loans taken by other from financial institution is not prejudicial to the interest of the Company.

(xvi) In our opinion, the term loans obtained during the year have been applied for the purpose for which they were taken.

(xvii) According to the Cash Flow Statement and other records examined by us and the information and explanations given to us, on an overall basis, funds raised on short term basis have not, *prima facie*, been used during the year for long-term investments and vice versa.

(xviii) According to the information and explanations given to us, the Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under Section 301 of the Act during the year.

(xix) According to the information and explanations given to us, the Company had not issued any Secured Debentures during the year.

(xx) The company has not raised any money by public issue during the year.

(xxi) According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the year.

For **SORAB S. ENGINEER & CO.**
Chartered Accountants

Mumbai
29th April, 2004

N.D. Anklesaria
Partner
Membership No. 10250

(Rs. in Crore)

	Schedule	As at 31.03.2004	As at 31.03.2003
SOURCES OF FUNDS			
Shareholders' Funds			
Share Capital	1	264.87	248.06
Reserves and Surplus	2	916.46	819.52
		1181.33	1067.58
Loan Funds			
Secured Loans	3	1107.33	1093.88
Unsecured Loans	4	248.07	246.32
		1355.40	1340.20
Deferred Tax Liability (Note No. 17)		4.55	–
TOTAL		2541.28	2407.78
APPLICATION OF FUNDS			
Fixed Assets	5		
Gross Block		2035.21	2000.64
Less: Depreciation		583.72	438.61
Net Block		1451.49	1562.03
Capital work in progress		45.62	46.07
		1497.11	1608.10
Investments	6	146.40	132.45
Current Assets, Loans & Advances	7		
Inventories		380.38	383.38
Sundry Debtors		235.40	234.35
Cash and Bank Balances		12.70	12.33
Other Current Assets		10.16	17.90
Loans and Advances		435.40	266.29
		1074.04	914.25
Less : **Current Liabilities and Provisions**	8		
Liabilities		168.94	241.25
Provisions		7.33	5.77
		176.27	247.02
Net Current Assets		897.77	667.23
TOTAL		2541.28	2407.78
Notes Forming Part of Accounts	15		

As per our report attached
For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Mumbai, 29th April, 2004

ARVIND N. LALBHAI Chairman

SANJAY S. LALBHAI Managing Director

R.V. BHIMANI Company Secretary

	Schedule	2003-2004	2002-2003
		(Rs. in Crore)	
INCOME :			
Sales and Operating Income	9	**1435.28**	1480.11
Other Income	10	**12.59**	12.32
		1447.87	1492.43
EXPENSES :			
Raw Materials Consumed		**513.36**	494.08
Purchase of Finished goods		**10.10**	7.92
Employees' Emoluments	11	**110.50**	101.61
Others	12	**478.79**	494.00
Interest & Finance Costs (Net)	13	**113.29**	153.73
Depreciation		**150.31**	148.14
(Increase) in Stocks	14	**(29.78)**	(36.38)
		1346.57	1363.10
Profit before Tax for the year		**101.30**	129.33
Less : Deferred Tax		**4.55**	–
Profit for the year		**96.75**	129.33
Balance as per last year's Balance Sheet		**21.43**	(101.21)
Interim Dividend on Preference Shares		**(8.34)**	(6.69)
Tax on Interim Dividend		**(1.07)**	–
Transferred from Debenture Redemption Reserve		**19.00**	–
		127.77	21.43
Balance carried to Balance Sheet		**127.77**	21.43
		127.77	21.43
Earning Per Share (Note No : 16)			
- Basic		**4.84**	7.08
- Diluted		**4.84**	6.83
Notes Forming Part of Accounts	15		

As per our report attached
For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Mumbai, 29th April, 2004

ARVIND N. LALBHAI Chairman

SANJAY S. LALBHAI Managing Director

R.V. BHIMANI Company Secretary

for the year ended on 31st March, 2004

(Rs. Crore)

		2003-2004		2002-2003	
A	**CASH FLOW FROM OPERATING ACTIVITIES**				
	Net Profit before extraordinary items		101.30		129.33
	Adjustments for :				
	Depreciation	150.31		148.14	
	Interest Income	(2.58)		(7.72)	
	Interest & Lease Rent Expenses	114.16		150.51	
	Exchange Rate Difference	(33.57)		(5.35)	
	Bad Debts/Advances Written Off	–		1.27	
	Provision for Doubtful debts	0.17		0.03	
	Sundry Debits/(Credit) written off	(0.79)		0.10	
	Loss/(Profit) on Sale of Investments	0.00		(0.04)	
	Loss/(Profit) on Sale of Fixed Assets	2.17	229.87	1.06	288.00
	Operating Profit before Working Capital Changes		331.17		417.33
	Working Capital Changes:				
	Changes in Inventories	3.00		(170.30)	
	Changes in Trade Receivables	(1.21)		0.60	
	Changes in Other Receivables	(140.52)		11.51	
	Change in Current Liabilities	(54.88)		(48.29)	
	Net Changes in Working Capital		(193.61)		(206.48)
	Cash Generated From Operations		137.56		210.85
	Advance Tax Paid (TDS) (Net of Income Tax Refund)		(0.03)		11.50
	Net Cash from Operating Activities		137.53		222.35
B	**Cash Flow from Investing Activities**				
	Purchase of Fixed Assets	(51.66)		(32.55)	
	Sale of Fixed Assets	10.17		10.31	
	Change in Investments	(13.95)		(10.92)	
	Change in Loans & Advances	6.76		(52.89)	
	Interest Income	2.61		8.00	
	Net Cash Flow from Investing Activities		(46.07)		(78.05)
C	**Cash Flow from Financing Activities**				
	Issue of Equity Share Capital	16.81		35.80	
	Issue of Warrants	–		2.71	
	Share Premium Received	9.60		0.10	
	Interim Dividend on Preference Shares	(8.34)		(6.69)	
	Tax on Interim Dividend	(1.07)		0.00	
	Change in Borrowings	36.27		(272.68)	
	Interest & Lease Rent Paid	(144.36)		(173.92)	
	Net Cash Flow from Financing Activities		(91.09)		(414.68)
	Net Increase/(Decrease) in Cash & Cash Equivalents		0.37		(270.38)
	Cash & Cash Equivalent at the beginning of the Period		12.33		282.71
	Cash and Cash Equivalent at the end of the Period		12.70		12.33

As per our report attached
For **SORAB S.ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Mumbai. 29th April, 2004

ARVIND N. LALBHAI — Chairman

SANJAY S. LALBHAI — Managing Director

R.V. BHIMANI — Company Secretary

(Rs. in Crore)

	As at 31.03.2004	As at 31.03.2003
SCHEDULE '1' : SHARE CAPITAL		
AUTHORISED		
23,00,00,000 Equity Shares (Previous Year 23,00,00,000) of Rs.10/-each	**230.00**	230.00
90,00,000 Preference Shares (Previous Year 90,00,000) of Rs.100/- each	**90.00**	90.00
	320.00	**320.00**
ISSUED & SUBSCRIBED		
EQUITY SHARES	**195.38**	176.17
19,53,78,441 Equity Shares (Previous Year 17,61,72,386) of Rs.10/- each fully paid up. (1,92,06,055 Equity Shares (Previous Year 2,09,982) of Rs. 10/- each allotted at a premium of Rs. 5/- per share during the year on conversion of Optionally Convertible Debentures of Rs. 100/- each and Warrants alloted to Lenders)		
Less : Unpaid Allotment Money		
(i) By Others	**0.01**	0.32
	0.01	0.32
	195.37	175.85
(of the above shares 39,44,950 Equity Shares have been alloted as fully paid Bonus Shares (Previous Year 39,44,950 Equity Shares) by way of capitalisation of Reserves and 16,12,268 Equity Shares (Previous Year 16,12,268 Equity shares) alloted as fully paid in terms of scheme of Amalgamation without payment being received in cash.)		
Warrant		
NIL Warrants (Previous Year 1,80,49,315) of Rs. 1.50 each (Converted into Equity Shares during the year)	**–**	2.71
PREFERENCE SHARES		
69,50,000 6% Redeemable Cumulative Non Convertible Preference Shares of Rs. 100/- each (Previous Year 69,50,000 Redeemable Cumulative Non-Convertible Preference Shares of Rs. 100/- each) (Note No. 5 for terms of Redemption)	**69.50**	69.50
	264.87	248.06
SCHEDULE '2' : RESERVES AND SURPLUS		
CAPITAL RESERVE		
As per last Balance Sheet	**0.33**	0.33
SHARE PREMIUM ACCOUNT		
As per last Balance Sheet	**769.76**	769.66
Add : Share Premium Received	**9.60**	0.10
	779.36	769.76
DEBENTURE REDEMPTION RESERVE		
As per last Balance Sheet	**28.00**	28.00
Less : Transferred to Profit Loss Account	**19.00**	–
	9.00	28.00
BALANCE IN PROFIT & LOSS ACCOUNT	**127.77**	21.43
	916.46	819.52

(Rs. in Crore)

	As at 31.03.2004	As at 31.03.2003
SCHEDULE '3' : SECURED LOANS		
(Note No : 6)		
DEBENTURES	**33.39**	53.23
Add : Funded Interest	**1.17**	1.17
Add : Interest accrued and due (Rs.44,000/-) (Previous Year Rs.44,000/-)		
	34.56	54.40
FROM BANKS		
Cash Credit and other facilities	**331.81**	327.14
	331.81	327.14
Term Loans	**441.58**	433.12
Add : Funded Interest	**60.80**	62.00
	502.38	495.12
FROM FINANCIAL INSTITUTIONS AND OTHERS	**210.81**	187.64
Add : Funded Interest & Other Financial Facilities	**27.77**	29.58
	238.58	217.22
	1107.33	1093.88
SCHEDULE '4' : UNSECURED LOANS		
COMMERCIAL PAPER	**20.00**	–
	20.00	–
LOANS FROM		
Banks	**191.22**	196.35
Financial Institutions & Others	**30.90**	43.60
	222.12	239.95
Add : Funded Interest & Other Financial Facilities	**5.95**	6.37
	228.07	246.32
	248.07	246.32

SCHEDULE '5' : FIXED ASSETS (Rs. in Crore)

Assets	GROSS BLOCK				DEPRECIATION				NET BLOCK	
	As on 31.03.2003	Additions	Deductions	**As on 31.03.2004**	As on 31.03.2003	Additions	Deductions	**As on 31.03.2004**	**As on 31.03.2004**	As on 31.03.2003
Freehold Land	273.56	0.79	0.91	**273.44**	–	–	–	–	**273.44**	273.56
Leasehold Land	138.48	–	–	**138.48**	–	–	–	–	**138.48**	138.48
Buildings	280.67	2.08	0.74	**282.01**	31.69	10.82	0.05	**42.46**	**239.55**	248.98
Machineries	1266.81	46.42	14.95	**1298.28**	397.24	135.98	4.87	**528.35**	**769.93**	869.57
Machinery given on lease	8.11	–	–	**8.11**	2.51	0.84	–	**3.35**	**4.76**	5.60
Motor Vehicles	5.40	2.11	0.27	**7.24**	1.29	0.68	0.08	**1.89**	**5.35**	4.11
Office Machinery & Dead Stocks	27.61	0.71	0.67	**27.65**	5.88	1.99	0.20	**7.67**	**19.98**	21.73
Total	**2000.64**	**52.11**	**17.54**	**2035.21**	**438.61**	**150.31**	**5.20**	**583.72**	**1451.49**	**1562.03**
Previous Year	1988.46	26.11	13.93	2000.64	293.03	148.14	2.56	438.61		
Capital Work-in-Progress (Including Advances for Capital Expenditure)									**45.62**	46.07
									1497.11	**1608.10**

Notes :

a) Freehold land includes Rs.13.90 Crore (Rs. 13.90 Crore) being the revalued amount of plot of land owned by a society wherein Company has right to its membership.

b) Buildings includes Rs. 1.26 Crore (Rs. 1.26 Crore) in respect of ownership flats in Co-Operative Housing Society and Rs. 2500/- (Rs. 2500/-) in respect of Shares held in Co-Operative Housing Society.

c) Gross Block includes Rs. 37.47 Crore being the amount added on revaluation as at 1st April, 2000 and credited to Revaluation Reserve.

SCHEDULE '6' : INVESTMENTS**

	No. of Shares/ Debentures/ Units	(Rs. in Crore) As at 31.03.2004	As at 31.03.2003
TRADE INVESTMENTS (UNQUOTED)			
FULLY PAID EQUITY SHARES			
Ahmedabad Cotton Merchants' Co-operative Shops and Warehouses Society Ltd. (Rs. 2,500/-) (Previous Year Rs. 2,500/-)	10		
Gujarat Cloth Dealers Co-operative Shops and Warehouses Society Ltd. (Rs. 1,000/-) (Previous Year Rs. 1,000/-)	10		
Arya Omnitalk Wireless Solutions Ltd.	25000	**0.03**	0.03
Syntel Telecom Ltd. (Rs. 20/-) (Previous Year Rs. 20/-)	2		
Arvind Brands Ltd.*** @ (Pledged with ICICI Ltd. against loan extended to the above company)	29700007	**87.03**	87.03
OTHER INVESTMENTS			
FULLY PAID DEBENTURES/BONDS/UNITS (Quoted)			
* Maha Krishna Valley Development Corporation Ltd. (13.25% Secured Non-Convertible Redeemable Bonds of Rs. 1,00,000/- each.) (Redeemed during the year)	63	–	0.63
* UTI MIP - 1999 *(58138 units alloted during the year)*	572634	**0.57**	0.51
INVESTMENT IN SUBSIDIARY COMPANIES			
(a) Fully Paid Equity Shares (Unquoted)			
Asman Investments Ltd. ***	40000	–	–
Arvind Worldwide (M) Inc., Mauritius *** (Shares of US $ 100 each)	54840	–	–
Arvind Worldwide Inc., Delaware *** (Shares without par value)	500	**0.07**	0.07
Arvind Overseas (M) Ltd., Mauritius (Shares of Mau Rs.100 each) (2,37,883 Shares allotted during the year) (Of which 18,47,400 Equity Shares Pledged with EXIM Bank against loan)	2385171	**41.82**	38.16
Arvind Spinning Ltd., Mauritius (Shares without par value)	356311	**6.02**	6.02
(b) Fully Paid Equity Shares (Quoted)			
Arvind Products Limited (Shares of Rs.10 each purchased during the year)	1595909	**3.99**	–
(c) Fully Paid Debentures (Unquoted)			
Asman Investments Ltd. *** (0% Optionally Convertible Debentures of Rs.100/- each.)	5166000	–	–
(d) Share Application Money		**6.87**	–
Units of Unit Trust of India (Unquoted) (Previous Year Rs. 34,224/-) (Sold during the year)	2640	**0.00**	
Total		**146.40**	132.45
Aggregate value of quoted Investments			
At cost price		**4.56**	1.14
* At market price		**1.95**	1.14
Aggregate value of unquoted Investments			
At cost price		**141.84**	131.31

* Listed but not quoted and cost price is taken as market value.

** Investments are held as long term investments and valued at cost unless otherwise stated.

*** Revalued and adjusted in 2001-2002 as per the Scheme of Arrangement and the direction of High Court.

@ Ceased to be a subsidiary during the year.

forming part of the accounts

SCHEDULE '7': CURRENT ASSETS, LOANS AND ADVANCES

(Rs. in Crore)

	As at 31.03.2004	As at 31.03.2003
CURRENT ASSETS		
Inventories		
Stores and Spares	24.84	24.76
Fuel	6.81	6.59
Stock in trade		
Raw materials (Including Material in Transit. Rs. 0.59 Crores) (Previous Year Rs. 0.87 Crores)	167.97	201.92
Finished Goods	109.50	86.86
Goods in Transit	0.95	0.08
Work-in-Progress	69.01	61.99
Waste	1.30	1.18
	348.73	352.03
	380.38	383.38
Sundry Debtors (Unsecured)		
Outstanding for a period exceeding six months		
Considered good	64.04	30.88
Considered doubtful	0.56	0.39
Less : Provision	0.56	0.39
	-	-
	64.04	30.88
Others (Considered good)	171.36	203.47
	235.40	234.35
Cash & Bank Balances		
Cash on hand	0.42	0.38
Cheques on hand	-	0.04
Funds in Transit	0.90	0.55
Bank Balances		
With Scheduled Banks		
In Current Accounts (including Rs. 0.35 crores in unpaid dividend accounts) (Previous Year Rs. 0.67 Crores)	10.40	11.19
In Exchange Earners Foreign Currency A/c	0.36	0.09
In Cash Credit Account	0.54	0.03
In Saving Accounts (Rs. 35,952/-) (Previous Year Rs. 33,348/-)		
In Fixed Deposit Accounts	0.08	0.05
(Rs. Nil lodged with banks as security guarantee facility and Rs. 0.06 Crores lodged with Court for ESI case) (Previous Year Rs. 0.03 Crores and (Rs. 38,848/-) respectively)		
	11.38	11.36
	12.70	12.33
Other Current Assets		
Interest accrued	0.03	0.06
Other receivables	10.13	17.84
	10.16	17.90
LOANS & ADVANCES (Unsecured, considered good unless stated Otherwise)		
Loans & Advances		
Advances Receivable in Cash or kind or for the value to be received	246.43	83.09
Other Loans	42.19	27.53
	288.62	110.62
Loans and Advances to Subsidiary Companies	145.24	154.16
Advance tax paid	1.54	1.51
	435.40	266.29
	1074.04	914.25

SCHEDULE '8': CURRENT LIABILITIES & PROVISIONS

(Rs. in Crore)

	As at 31.03.2004	As at 31.03.2003
Current Liabilities		
Acceptances	4.98	41.44
Sundry Creditors		
- Due to SSI Units	1.39	2.85
- Others	107.91	125.39
Other Liabilities	51.13	53.39
Interest accrued but not due on loans	1.32	15.84
Investor Education and Protection Fund shall be credited by the following amount namely : @		
- Unpaid dividend	0.35	0.67
- Unpaid Matured Deposits	0.21	0.29
- Unpaid Matured Debentures	0.59	0.70
- Warrants issued but not encashed		
- Interest on Deposits	0.29	0.29
- Interest on Debentures	0.77	0.39
	2.21	2.34
	168.94	241.25
Provisions		
Pension	0.71	0.80
Gratuity	3.57	2.37
Leave Encashment	3.05	2.60
	7.33	5.77
	176.27	247.02

@ No amount is due as on 31st March, 2004 for credit to Investor Education and Protection Fund (Fund). The actual amount to be transferred to the fund in this respect will be determined on the respective due dates.

SCHEDULE '9': SALES AND OPERATING INCOME

(Rs. in Crore)

	2003-2004	2002-2003
Sales	1454.71	1546.05
Less : Excise Duty	63.55	70.89
	1391.16	1475.16
Processing Income (Income Tax deducted Rs.0.04 Crores. Previous Year Rs. 0.02 Crores)	3.03	4.95
Gain/(Loss) on Exchange Rate Difference	41.09	(0.86)
Other Operating Income	-	0.86
	1435.28	1480.11

SCHEDULE '10': OTHER INCOME

	2003-2004	2002-2003
Income from investments (Gross)		
From Government Securities (Previous Year Rs. 10,000/-)	-	
From Other Investments (Income Tax deducted Rs. Nil - Previous Year Rs. 0.01 Crores)	0.08	0.14
Other Income	9.88	9.47
Rent (Income Tax deducted Rs. 0.02 Crores. Previous Year Rs. 0.02 Crores)	0.11	0.11
Profit/(Loss) on sale of investments (Rs. 2544/-)	-	0.04
Excess Provision No Longer required (Net)	2.52	2.56
	12.59	12.32

Forming part of the accounts

	(Rs. in Crore) 2003-2004	2002-2003
SCHEDULE '11' : EMPLOYEES' EMOLUMENTS		
Salaries, Wages, Bonus and Gratuity	**90.19**	86.34
Contribution to Provident Fund and Other Funds	**15.14**	11.75
Welfare expenses	**2.48**	2.33
	107.81	100.42
Directors' Remuneration	**1.62**	0.88
Directors' Commission	**1.07**	0.31
(Note No:2)	**2.69**	1.19
	110.50	101.61
SCHEDULE '12': OTHERS		
Power & Fuel	**157.53**	158.43
Stores consumed	**117.84**	119.83
Processing charges	**53.60**	64.72
Repairs		
Building repairs	**0.90**	1.12
Machinery repairs	**34.23**	36.02
Other repairs	**4.76**	5.18
	39.89	42.32
Printing, Stationery and Communication	**4.28**	3.99
Insurance premium	**6.56**	6.12
Rates & Taxes	**2.68**	3.49
Excise duty	**3.64**	5.11
Rent	**3.33**	2.68
Commission, Brokerage and Discount	**15.94**	23.16
Advertisement expenses	**4.12**	2.06
Freight, Insurance and Clearing Charges	**21.78**	22.11
Provision for doubtful debt	**0.17**	0.03
Bad Debts Written Off (Rs. 13,895/-)		1.27
Loss on sale of fixed assets (Net)	**2.17**	1.06
Directors' Sitting fees	**0.04**	0.02
Other expenses	**45.22**	37.60
	478.79	494.00

	(Rs. in Crore) 2003-2004	2002-2003
SCHEDULE '13': INTEREST AND FINANCE COSTS (NET)		
Interest		
On loans for a fixed period	**67.52**	75.23
Others	**18.71**	30.13
	86.23	105.36
Less : Interest Income		
Interest from others (Gross) (Income tax deducted Rs. 0.01 Crores. Previous Year Rs. 0.43 Crores)	**2.50**	7.58
Net Interest Expenses	**83.73**	97.78
Other Finance Cost	**50.63**	60.36
Exchange Rate Difference on Loans	**(21.07)**	(4.41)
	113.29	153.73
SCHEDULE '14': (INCREASE) IN STOCK		
Finished goods, Work-in-progress and Waste		
Closing Stocks	**179.81**	150.03
Opening Stocks	**150.03**	113.65
Decrease/(Increase) in Stock	**(29.78)**	(36.38)

SCHEDULE 15

NOTES FORMING PART OF ACCOUNTS:

1. **SIGNIFICANT ACCOUNTING POLICIES**

The Company follows the accrual method of accounting. The financial statements have been prepared in accordance with the historical cost convention and accounting principles generally accepted in India.

(A) SALES AND OPERATING INCOME

Sales and operating income includes sale of products, by-products and waste, income from services and foreign exchange differences. Export sales have been accounted on shipment basis. Export incentives have been accounted for on accrual basis.

(B) VALUATION OF INVENTORY

(B.1) The stock of Work-in-progress and finished goods of the fabric business has been valued at the lower of cost and net realisable value. The cost has been measured on the standard cost basis and includes cost of materials and cost of conversion.

(B.2) All other inventories of stores, consumables, raw materials (Electronics Division) are valued at cost. The stock of waste is valued at market price. The other raw materials, finished goods and stock at branches are valued at lower of cost and market value. Cost is measured on actual average for the whole year. Excise duty wherever applicable is provided on finished goods lying within the factory and bonded warehouse at the end of the year.

(C) FIXED ASSETS & DEPRECIATION

(C.1) The Fixed Assets of the company are revalued as on 1st April 2000. Consequently the block is stated at the revalued cost.

(C.2) Depreciation on Revalued Fixed Assets is calculated on the residual life of the assets or as per rates specified in the Schedule XIV to the Companies Act, 1956 whichever is higher.

(C.3) Additions to fixed assets after 1st April 2000 have been stated at cost net of modvat/cenvat.

(C.4) Depreciation on additions to Fixed Assets after 1st April 2000 has been provided on straight-line method at the rates specified in Schedule XIV to the Companies Act, 1956, as existing at the time of capitalisation.

(D) INVESTMENTS

Long Term investments are stated at cost. Current investments are stated at lower of cost and net realisable value.

(E) FOREIGN CURRENCY TRANSACTIONS

(E.1) The foreign currency monetary items consisting of loans, trade receivables, payables and balances in bank accounts at the end of the year have been restated at the rate prevailing at the balance sheet date. The difference arising as a result has been accounted as income/expense as per the Accounting Standard 11 (Revised 2003) on " Accounting for the Effects of Changes in Foreign Exchange Rates" issued by The Institute of Chartered Accountants of India.

(E.2) Non-monetary items in the form of investments in the shares of foreign subsidiary companies are reported at the rate of exchange prevailing on the date of investment.

(E.3) The premium/discount on booking of forward contracts and exchange difference arising on settlement/cancellation has been amortised over the life of contract and has been recognised in the profit and loss account.

(E.4) Expenses of overseas offices are translated and accounted at the monthly average rate.

(F) RETIREMENT BENEFITS

The accrued liability for gratuity payable to employees has been provided on the basis of actuarial valuation and the contribution is being paid to a Trust created for the purpose on due date. In respect of Provident Fund and the Superannuation Fund, the contribution is paid regularly to the trusts/Government and is charged to revenue. The liability for the Company's pension scheme and Leave Encashment is provided as per the actuarial valuations without funding.

(G) LEASE RENTAL

(G.1) Lease Rental payable on assets taken on lease have been treated as finance cost to be amortised over useful life of the assets.

(G.2) Lease Rentals for assets taken on operating lease are recognised as an expense in Profit & Loss Account on a straight line basis over the lease term.

(H) TAXES ON INCOME

Deferred tax is recognised on timing difference between the accounting income and the taxable income for the year that originate in one period and are capable of reversal in one or more subsequent periods. Such deferred tax is quantified using the tax rates and laws enacted or substantively enacted as on the Balance Sheet date.

Deferred tax assets are recognised and carried forward to the extent that there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

(l) CAPITAL ISSUE EXPENSES

Expenses on issue of Shares, Debentures and GDRs are being adjusted against Share Premium Account as permitted by Section 78 of the Companies Act.

2. Managerial remuneration :

A. DIRECTORS' REMUNERATION

		Rs. in crore	
Particulars		**2003-04**	2002-03
Managing/Whole-time Directors			
(i)	Salaries	**0.53**	0.22
(ii)	Contribution to :		
	Provident Fund	**0.06**	0.03
	Superannuation Fund	**0.08**	0.03
	Provision for Gratuity	**0.06**	0.25
(iii)	Perquisites	**0.86**	0.32
(iv)	Medical Expenses	**0.03**	0.03
(v)	Commission (* Including Rs.0.18 crores for 2002-03)	***0.97**	0.27
	Total	**2.59**	**1.15**
(vi)	Estimated monetary value of perquisites on account of equipments (Previous year Rs. 49,937/-)	**0.01**	
	Total	**2.60**	**1.15**
(i)	Commission to Non Whole-time Directors	**0.10**	0.04
	TOTAL	**2.70**	**1.19**

Computation of Net Profit in accordance with Section 198 of the Companies Act,1956 :

	(Rs. in crores)
Particulars	**2003-04**
Profit before Taxes as per Profit & Loss Account	**101.30**
Add :	
Managerial Remuneration	**2.70**
Directors' Sitting Fees	**0.04**
Loss on Sale of Fixed Assets(Net)	**2.17**
Net Profit	**106.21**

Commission to		Rs. in Crore	Rs. in Crore
(a)	Managing Director at 1%	1.06	
	Restricted to		0.54
(b)	Whole Time Director at 0.5%	0.53	
	Restricted to		0.25
(c)	Non Whole Time Directors at 1%	1.06	
	Restricted to		0.10
TOTAL			**0.89**

3. CONTINGENT LIABILITIES

(a) Bills discounted Rs.97.71 crore (Rs. 96.50 crore).

(b) Guarantees given by the Banks on behalf of the Company Rs. 5.65 crore (Rs.16.55 crore).

(c) Guarantees given by the Company on behalf of the subsidiary companies Rs.0.70 crore (Rs.0.82 crore).

(d) Wealth tax demands, Excise demands and Sales Tax demands in dispute Rs. 0.28 crores (Rs. NIL), Rs.0.49 crore (Rs. 5.21 crore) and Rs.1.45 crores (Rs. NIL) respectively.

(e) Dividend on Redeemable Cumulative Non Convertible Preference Shares Rs. 0.74 crore (Rs. 4.91 crores).

(f) Liability for Recompense Payment as per the Scheme of arrangement Rs.13.46 crores (Rs. 29.05 crores).

4. The estimated amount of contracts remaining to be executed on capital account and not provided for Rs.6.46 crore (Rs.16.06 crore).

5. Preference Shares:

(A) Preference Shares issued in accordance with the Restructuring Scheme of the Company :

Class of Preference Shares (redeemable cumulative non-convertible)	**Redemption period**	**Quarterly Instalments (% of Principal)**
69,50,000 – 6% Preference	30.06.2004 to 31.03.2005	5%
shares	30.06.2005 to 31.03.2006	10%
(69,50,000 Preference	30.06.2006 to 31.03.2007	15%
shares)	30.06.2007 to 31.03.2008	20%
	30.06.2008 to 31.03.2009	20%
	30.06.2009 to 31.03.2010	30%

6. SECURED LOANS

(A) DEBENTURES

(A.1) The break up of the Debentures and relevant details thereof are as under :

(Rs. in Crores)

Series	No. of Debentures	Rate of Interest	Total amount of Issue	**Balance as On 31.3.2004**	Balance as On 31.3.2003
J	**Secured Partly Convertible Debentures**				
	Non Convertible part of Rs.11/-each.	12.50%	26.18	**0.17**	1.46
	Secured Redeemable Non-Convertible Debentures of Rs. 1000/- each				
A	Regular Income Debentures	17.50%	72.75	**–**	0.00
B	Triple Plus Debentures (Redeemed during the year)	17.50% Cumulative	27.25	**–**	7.90
I	**Secured Optionally Partly Convertible Debentures**				
	Secured Optionally Convertible Debentures of Rs.100/- each Part – A (Previous year 173897 OCD)	—	1.74	**–**	1.74
	385 Secured Redeemable Non-Convertible Debentures of Rs.400/- each Part – B (Previous year 173897 NCD)	13%	6.96	**0.01**	6.96
II	**Secured Redeemable Non-Convertible Debentures**				
IIA	2817 Non-Convertible Debentures of Rs.1,00,000/- each (Previous year 2817 NCD)	4%	28.17	**28.17**	28.17
IIB	200 Non-Convertible Debentures of Rs.1,00,000/- each (Previous year 200 NCD)	Pl see note	2.00	**1.44**	2.00
IIC	500 Non-Convertible Debentures of Rs.1,00,000/- each (Previous year 500 NCD)	11.70%	5.00	**3.60**	5.00
	Funded Interest			**1.17**	1.17
	Total			**34.56**	54.40

Note : Rate of Interest on Series IIB 200 Non-Convertible Debentures of Rs. 1,00,000/- each is as under :

Financial year ending March 31	2001	2002	2003	2004	2005
%	2.5%	4.5%	7.5%	12.5%	12.5%
Financial year ending March 31	2006	2007	2008	2009	2010
%	12.5%	14.5%	14.5%	16.5%	16.5%

The terms of redemption/conversion are as under :

Series J

The Non-Convertible part of Rs.35/- each of the Debenture was redeemable in three instalments of Rs.12/-, Rs.12/- and Rs.11/- on 4th June,1998, 4th June 1999 and 4th June, 2000 respectively. First and Second instalments of Rs.12/- each have been paid on 4th June,1998 and 4th June, 1999 respectively.The Third and Final instalment of Rs.11/- each alongwith interest has been paid to Retail Debentureholders on 4th June, 2000. The Non Retail Debentures have been restructured with effect from 1.4.2000 in accordance with the Restructuring Scheme of the Company and the same are now represented by Series IIA, IIB or IIC Debentures, depending upon the Scheme of Restructuring in which the debentureholders have elected to participate.

Partly Convertible Debentures amounting to Rs.0.16 crores under the Buyback Scheme of the Company & Partly Convertible Debentures amounting to Rs. 0.01 crores are the subject matter of litigation involving the relevant Debentureholders and the custodian under The Special Court (Trial of Offences relating to transactions in Securities) Act,1992 and orders from the Court in relation thereto are awaited.

Series B

Triple Plus Debentures are redeemable alongwith accumulated interest, at Rs.3250/- on 12th October, 2003 were redeemed during the year.

Series I

Part - A Optionally Convertible Debentures of Rs.100/- each (OCD) is optionally convertible into equity shares at a price of Rs. 15/- per share at any time on or after 25.6.2002 but on or before 25.11.2003. In case of Non-exercise of option for conversion into Equity Shares, OCD will be redeemed at a premium of Rs.100/- per OCD on 25.12.2003 i.e. at the end of 18 months from the date of allotment.

Out of which 1,73,512 OCD were converted into equity shares and 385 OCD were redeemed during the year.

Part -B Non Convertible Debentures of Rs.400/- each (NCD) will be redeemable at par in 6 equal quarterly instalments starting from 25.3.2004 i.e. expiry of 21 months from the date of allotment.

Out of which 1,73,512 OCD were redeemed fully and for 385 NCD, 1st instalment was paid during the year.

Series IIA

This series is redeemable in full on 31.3.2005

Series IIB

This series is redeemable in accordance with the following schedule :

Financial year ending March 31	2005	2006	2007	2008	2009	2010
% of Principal (Quarterly Instalment)	5%	10%	15%	20%	20%	30%

Out of which Rs.0.56 crores were prepaid during the year.

Series IIC

This series is redeemable in accordance with the following schedule :

Financial year ending March 31	2005	2006	2007	2008	2009	2010
% of Principal (Quarterly Instalment)	5%	10%	15%	20%	20%	30%

Out of which Rs.1.40 crores were prepaid during the year.

Funded Interest of Rs. 1.17 crore is payable on 31st March, 2010.

SECURITY :

Part – A Optionally Convertible Debentures & Part – B Non Convertible Debentures

First charge on all the Immovable Properties, Movable Properties, Intangible properties and general assets of the Company presently relating to the Textile Plants and all Immovable Properties, Movable Properties, Intangible Properties and general assets acquired by the Company at any time after execution of and during the continuance of the Indenture of mortgage and are also secured by a first charge on Escrow Collection Account of domestic Shirting Receivables.

Series IIA, IIB and IIC

Second charge on all the Immovable Properties, Movable Properties, Intangible properties and general assets of the Company presently relating to the Textile Plants and all Immovable Properties, Movable Properties, Intangible Properties and general assets acquired by the Company at any time after execution of and during the continuance of the Indenture of Mortgage.

Note :

"Textile Plants" means all immovable properties, and all moveable properties of the Company, including moveable machinery, machinery spares, tools and accessories, but excluding Investments and excluding current assets charged in favour of the Working Capital Lenders, at the following textile plants of the Company:

a) Naroda Road, District Ahmedabad
b) Village Santej at Taluka Kalol, District Mehsana
c) Village Khatrej at Taluka Kalol, District Mehsana
d) Asoka Spintex Division at Naroda Road, District Ahmedabad
e) Asoka Cotsyn Division at Khokhara Memdabad, District Ahmedabad

LOAN FROM BANKS, FINANCIAL INSTITUTIONS AND OTHERS :

The loans from Banks, Financial institutions and others stand secured as under:

Out of Term Loans of Rs. 502.38 Crores

A. Loans amounting to Rs. 424.23 Crores are secured by first charge on all the Immovable Properties, Movable Properties, Intangible Properties and General Assets of the Company presently relating to the Textile Plants and all Immovable Properties, Movable Properties, Intangible Properties and General Assets acquired by the Company at any time after execution of and during the continuance of the Indenture of Mortgage and are also secured by second charge on all the Company's Current Assets both present and future relating to the Textile Plants. Loans of Rs.113.96 Crores are additionally secured by Escrow Collection Account of domestic Shirting Receivables.

B. Facilities of Rs. 78.15 Crores are secured by a first mortgage and charge on all the movable properties acquired by the Company from Anagram Finance Ltd. The said facilities are also secured by first *pari passu* pledge by Asman Investments Ltd. (A Subsidiary of the Company) of 28% shareholding in Arvind Products Ltd. and by a first *pari passu* pledge of 0.45% shareholding in AML by its promoters.

Cash Credit and other facilities of Rs. 331.81 Crores

A. Cash Credit and other working Capital facilities amounting to Rs. 293.59 crores are secured by first charge on all the Company's Current Assets presently relating to the Textile Plants and all the Current Assets acquired by the Company at any time after the execution of and during the continuance of the Indenture of Mortgage. They are also secured by a second charge all the Immovable Properties, Movable Properties, Intangible Properties and general assets of the Company presently relating to the Textile Plants and all Immovable Properties, Movable Properties, Intangible Properties and general assets acquired by the Company at any time after execution of and during the continuance of the Indenture of Mortgage.

B. Other Working Capital Facilities of Rs. 38.22 crores are secured by way of pledge of 18,47,400 equity shares of MRS. 100/- each of Arvind Overseas (M) Limited (a subsidiary of the Company).

From Financial Institutions and Others:

Out of Loans of Rs. 238.58 Crores.

A. Loans amounting to Rs. 192.81 Crores are secured by first charge on all the Immovable Properties, Movable Properties, Intangible Properties and General Assets of the Company presently relating to the Textile Plants and all Immovable Properties, Movable Properties, Intangible Properties and General Assets acquired by the Company at any time after execution of and during the continuance of the Indenture of Mortgage and are also secured by second charge on all the Company's Current Assets both present and future relating to the Textile Plants. Loan of Rs.92.13 Crores are additionally secured by Escrow Collection Account of domestic Shirting Receivables.

B. Facilities of Rs. 1.84 Crores are secured by a first mortgage and charge on all the movable properties acquired by the Company from Anagram Finance Ltd. The said facilities are also secured by first *pari passu* pledge by Asman Investments Ltd. (A Subsidiary of the Company) of 28% shareholding in Arvind Products Ltd. and by a first *pari passu* pledge of 0.45% shareholding in AML by its promoters.

C. Loan of Rs. 43.93 crores is secured by a mortgage of some of immovable properties of the Company. The said loan is also secured by first immovable property of LRFPL at Delhi, and by way of pledge of 48 lacs equity shares of AML held by AML Employees Welfare Trust.

"Textile Plants" means all immovable properties, and all moveable properties of the Company, including moveable machinery, machinery spares, tools and accessories, but excluding investments and excluding current assets charged in favour of the Working Capital Lenders, at the following textile plants of the Company :

(a) Naroda Road, District Ahmedabad
(b) Village Santej at Taluka Kalol, District Mehsana
(c) Village Khatrej at Taluka Kalol, District Mehsana
(d) Asoka Spintex Division at Naroda Road, District Ahmedabad.
(e) Asoka Cotsyn Division at Khokhara Memdabad, District Ahmedabad.

7. The Company is legally advised that no provision is necessary for Income tax including under provision of Section 115JB of the act in the accounts for the year as there would be no taxable income/book profit under the provisions of the Income-tax Act, 1961.

8. Other Liabilities include Rs.0.10 crore (Rs. 0.51 crore) on account of book overdraft.

9. There is a Gain of Rs. NIL (Rs. 1.58 crores) on account of exchange difference on outstanding forward exchange contracts, which is to be recognised in the Accounts of subsequent years.

10. *Current Assets includes Rs.148.54 crore (Rs. 200.51 crore) due from subsidiary companies.* Current Liabilities includes Rs.27.71 crore (Rs. 65.43 crore) due to subsidiary companies.

11. (A) Future rental obligations in respect of Plant & Machinery taken on lease are Rs. 428.11 crore. (Rs.608.55 crore). Lease rentals payable within one year Rs. 33.26 crore. (Rs.45.30 crore).

(B) Operating lease in respect of Plant and Machineries are for a period of 11 to 60 months with the option of renewal.

The particulars of these leases are as follows :

	2003-2004 (Rs. in crores)
Minimum lease payments	0.53
Obligation on non-cancellable leases :	
Not later than one year	0.73
Later than one year and not later than Five years	2.40
Later than five years	Nil

12. Small Scale undertakings have been identified by the Company on the basis of information provided to it by its suppliers. The names of such undertakings to whom amount is outstanding for more than 30 days as at 31st March, 2004 are as under:

B. Trikamlal & Co., Bhavik Industries, Chamunda Fabrication, Chipco Bonding Systems (I) P. Ltd., Gemini Poly plast industries, Gita Industries, Gujarat Rubber Industries, Shree Laxmi *Engineering & Moulding, Mayur Reeds and Healds Pvt. Ltd., R-Tex Enterprise, Sun Industries,* Technocraft Industries, United Textile Engg. Co., Vaishali Corporation, Dhall Enterprises & Engineers Pvt. Ltd., Alibhai Engineers Pvt. Ltd., Fourwent Engineering Company, Fairtech Engineering Company, Pravasi Industrial Corporation, Kevin Technologies Pvt. Ltd., Karam Synthetics Pvt. Ltd., Shah Pneumatics, Ramsons Garment Fin. Equipments Pvt. Ltd., Delhi Prints, Bhavani Clothing Pvt. Ltd., Tarun Printing Works Pvt. Ltd., Achal Textiles, Shree Industries, Sharman Udyog Pvt. Ltd., Stickwell Print Pvt. Ltd., Papcon (Indore) Pvt. Ltd., Multispan Instrument Company, Mangal Murti Knit Fab Pvt. Ltd., Southern Cooling Towers Pvt. Ltd., Saravana Ceramic Industries.

13. Auditors' Remuneration : (Rs. in crore)

	2003-2004	2002-2003
Statutory Auditors		
– As Auditors	**0.24**	0.24
In Other Capacity		
Tax Audit Matters	**0.06**	0.06
Taxation Matters	**0.04**	0.08
Company Law Matters	**0.08**	0.06
Other Services including Certification Work	**0.16**	0.13
Service Tax	**0.02**	0.02
Out of Pocket Expenses	**0.02**	0.02
Cost Auditor		
– Cost Audit Fees	**0.01**	0.01

14. **Segment Reporting :**

Segment Information

Information about Business Segments (information provided in respect of revenue items for the year ended 31.03.2004 and in respect of assets/liabilities as at 31.03.04)

(A) Primary Segment (Business Segment)

(Rs. in crores)

2003-04	Textiles	Others	Unallocable	Total
Revenue				
External sales	1379.31	11.85	–	1391.16
Add : Inter Segment Sales		0.04		0.04
Total Sales	1379.31	11.89	–	1391.20
Less : Inter Segment Revenue		0.04		0.04
Total Sales	1379.31	11.85	–	1391.16
Results				
Segment Results before Interest & Finance Cost	256.21	(0.95)	(40.67)	214.59
Interest & Finance Cost				113.29
Profit from Ordinary Activities				101.30
Extra-ordinary Items				–
Net Profit				101.30
Other Information				
Segment Assets	2142.19	24.83	404.14	2571.15
Segment Liabilities	155.01	4.73	16.53	176.27
Segment Depreciation	142.18	1.75	6.38	150.31
Capital Expenditure	47.67	0.37	4.07	52.11
Non cash expenses other than Depreciation	1.32	0.18	1.42	2.91

(A) Primary Segment (Business Segment)

(Rs. in crores)

2002-03	Textiles	Others	Unallocable	Total
Revenue				
External sales	1458.19	16.97	–	1475.16
Add : Inter Segment Sales		0.06		0.06
Total Sales	1458.19	17.03	–	1475.22
Less : Inter Segment Revenue		0.06		0.06
Total Sales	1458.19	16.97	–	1475.16
Results				
Segment Results before Interest & Finance Cost	319.78	1.20	(37.92)	283.06
Interest & Finance Cost				153.73
Profit from Ordinary Activities				129.33
Extra-ordinary Items				–
Net Profit				129.33
Other Information				
Segment Assets	2098.96	24.83	398.56	2522.35
Segment Liabilities	207.36	8.34	31.32	247.02
Segment Depreciation	140.05	1.74	6.35	148.14
Capital Expenditure	22.17	0.13	3.81	26.11
Non cash expenses other than Depreciation	2.06	0.09	0.71	2.86

Notes :

1. The Company has disclosed business segments as the primary segment. Segments have been identified taking into account the nature of the products, differential risks *and returns, the Organisational structure and internal reporting system.* The company's operations predominantly relate to manufacturing of textiles.

2. Types of Products and Services in each business segment :

   Textiles : Yarn, Fabric and Garments

   Others : EPABX and RAX Systems, I.T.Services

3. *Intersegment Revenues are recognised at sales price.*

15. Related Party Disclosures :

As per the Accounting Standard on "Related Party Disclosures" (AS 18) issued by the Institute of Chartered Accountants of India, the related parties of the Company are as follows :

1) List of Related Parties & Relationship :

A. Subsidiary Companies

1 Asman Investments Limited
2 Arvind Products Limited
3 Arvind Brands Limited *
4 Arvind Clothing Limited *
5 Arvind Fashions Limited *
6 Arvind Worldwide Inc., USA
7 Arvind Worldwide (M) Inc., Mauritius
8 Arvind Overseas (M) Limited, Mauritius
9 Arvind Spinning Limited
10 Lifestyle Fabrics Limited

*Ceased to be subsidiaries during the year.

B. Key Management Personnel

1 Shri Sanjay S. Lalbhai, Managing Director
2 Shri Jayesh K.Shah, Director & Chief Financial Officer

C. Associates

1. Arvind Brands Limited *

*Became Associate during the year.

Note :

Related party relationship is as identified by the Company and relied upon by the Auditors.

2) Related Party Transactions :

(Rs. in crore)

Nature of Transactions	Related Parties			
	Referred in 1(A) above		Referred in 1(B) above	
	2003-04	2002-03	2003-04	2002-03
Purchases				
Goods and Materials	**92.97**	97.64		
Fixed Assets	**1.25**	2.08		
Sales				
Goods and Materials	**196.34**	235.69		
Fixed Assets	**11.15**	1.17		
Expenses				
Receiving of Services	**47.74**	71.79		
Remuneration & Other Services			**2.59**	1.15
Agent Commission	**6.39**	9.54		
Others	**1.34**	1.53		
Income				
Rendering of Services	**20.10**	22.10		
Finance				
Lease Rent Income	**1.73**	1.74		
Loan Given/Taken(Net)	**6.38**	46.28		
Interest/Dividend Received	**–**	0.72		
Lease Rent expenses	**0.41**	–		
Guarantees & Collaterals	**0.70**	0.82		
Investments	**14.52**	11.16		
Loans/Bad Debts Written Off	**(1.05)**	0.90		
Outstanding :				
Receivable in respect of Current Assets	**148.54**	200.51		
Receivables in respect of loans	**145.24**	154.16		
Payable in respect of Current Liabilities	**27.71**	65.43		

Outstanding of Associates :

	2003-04
Receivable in respect of Current Assets	34.56
Receivables in respect of loans	12.47
Receivables in respect of Current Liabilities	1.04

	Loans & Advances in the nature of Loans	
Name of Subsidiary	Closing Balance	Maximum Outstanding
Arvind Overseas (Mauritius) Ltd.	10.84	10.84
Arvind Products Ltd.	32.27	32.27
Asman Investments Ltd.	134.40	135.09
Arvind Spinning Limited	1.21	1.21
Arvind Worldwide (M) Inc.	(17404)	(17404)
Life Style Fabrics Ltd.	–	1.26
TOTAL	**178.72**	**180.67**

Note :

1. No repayment schedule has been fixed in case of above mentioned Loans & Advances in the nature of loans given to Subsidiary Companies and they are interest free.

16. Earning Per Share (EPS) :

		2003-04	2002-03
Profit/(Loss) available to Equity shareholders	Rs. in Crores	**92.05**	124.63
Weighted average no. of Equity Shares for Basic EPS	Nos.	**190366667**	176067395
Nominal value of Equity Shares	Rs.	**10**	10
Basic Earning per Equity Shares	Rs.	**4.84**	7.08
Diluted Earning per Equity Shares	Rs.	**4.84**	6.83

		2003-04 (Rs. crore)	2002-03 (Rs. crore)
(A)	Reconciliation of the profit/(loss) for the year, used for calculating Earning per Share		
	Profit for the year	**96.75**	129.33
	Less: Dividend on redeemable cumulative non-Convertible Preference Shares	**4.17**	4.17
	Less : Tax on Pref.Dividend	**0.53**	0.53
	Profit due to Equity Shareholder	**92.05**	124.63
(B)		**No. of Shares**	
		2003-04	2002-03
	Weighted average number of Equity Shares for	**190366667**	176067395
	Add : Dilutive potential equity shares	**0**	6447217
	Weighted average number of Equity Shares for Dilutive EPS	**190366667**	182514612

17. Deferred Tax

In compliance with Accounting Standard relating to "Accounting for Taxes on Income" (AS 22) issued by the Institute of Chartered Accountants of India, the Company has recognised the said deferred tax liability (net) of Rs.4.55 crores in the Profit & Loss Account for the year ended on March 31, 2004.

The major components of deferred tax assets and liabilities arising on account of timing differences are as under :

(Rs. in crore)

	Description	Assets	Liabilities
(a)	Related to Depreciation		240.31
(b)	Disallowances u/s 43B of Income Tax Act 1961	26.79	
(c)	Unabsorbed loss, depreciation etc. under Income Tax Act, 1961	213.40	
(d)	Others		4.43
Total		**240.19**	**244.74**
Net Deferred Tax Liability			**4.55**

forming part of the accounts

18. Break-up of sales (Net of Excise) :

Class of Goods	Unit of Quantity	2003-04 Quantity in crore	2003-04 Amount Rs. in crore	2002-03 Quantity in crore	2002-03 Amount Rs. in crore
(A) ***Textile :***					
Cloth	Metres	**10.55**	**1116.88**	11.59	1208.09
Grey	Meters	**0.28**	**19.30**	0.21	15.97
Grey	Kgs	**0.01**	**1.41**	–	0.00
Grey	Pcs	**(4474)**	**(23182)**	–	0.00
Knit Fabric	Kgs	**0.12**	**16.72**	0.03	6.21
Yarn	Kgs	**0.73**	**75.49**	0.99	96.01
Others					
			1229.80		1326.28
(B) ***Electronics :***					
EPABX/RAX	Lines	**0.01**	**0.91**	0.01	5.56
Trunk Radio	Nos.	**(3363)**	**4.47**	(871)	5.78
Delta	Lines	**(5384)**	**0.34**	(2228)	0.33
FCBC/PBT - Others			**6.03**		5.12
			11.75		16.79
(C) ***Garments :***					
Garments	Nos.	**0.38**	**96.01**	0.31	77.18
(D) ***Utility***					
Utility			**18.05**		19.02
(E) ***I T Services***					
I T Services			**0.10**		0.18
(F) ***Misc Sales***			**35.45**		35.71
Total Sales			**1391.16**		1475.16

19. Break-up of Raw Materials Consumed :

Item	Unit of Quantity	2003-04 Quantity in crore	2003-04 Amount Rs. in crore	2002-03 Quantity in crore	2002-03 Amount Rs. in crore
Cotton	Kgs	**6.55**	**347.95**	7.45	337.31
Yarn	Kgs	**0.79**	**130.03**	1.18	115.22
Grey Cloth	Metres	**0.35**	**30.64**	0.39	32.92
Others			**4.74**		8.63
			513.36		494.08

20. Break-up of Purchases of Finished Goods :

Item	Unit of Quantity	2003-04 Quantity in crore	2003-04 Amount Rs. in crore	2002-03 Quantity in crore	2002-03 Amount Rs. in crore
Textiles :					
Cloth	Metres	**0.04**	**4.41**	0.01	1.57
			4.41		1.57
Electronics :					
Delta	Lines	**(5872)**	**0.40**	(2652)	0.20
Trunk Radio	Nos.	**(680)**	**1.12**	(1485)	2.27
FCBC/PBT - Others			**0.37**		2.34
			1.89		4.81
Garments :					
Garments	Nos.	**0.02**	**3.80**	0.01	1.54
Total			**10.10**		7.92

forming part of the accounts

21. Break-up of Finished Goods Stock :

Item	Unit of Quantity	2003-04 Quantity In crore	2003-04 Amount Rs. In crore	2002-03 Quantity In crore	2002-03 Amount Rs. In crore
Opening Stocks :					
Textiles					
Cloth	Metres	**0.94**	**76.58**	0.59	46.31
Knits Fabric	Kgs	**0.01**	**2.05**	0.01	1.25
Yarn	Kgs	**0.03**	**3.33**	0.05	5.28
			81.96		52.84
Electronics :					
FCBC/PBT	Nos.	**(635)**	**0.24**	(635)	0.24
EPABX/RAX	Lines	**(1340)**	**0.10**	(374)	0.02
Delta	Lines	**(472)**	**0.04**	(48)	(40344)
Trunk Radio	Nos.	**(2683)**	**1.93**	(2069)	1.82
Others			**0.03**		0.00
			2.34		2.08
Garments :					
Garments	Nos.	**0.02**	**2.56**	0.03	3.78
Total			**86.86**		58.70

22. Break-up of Finished Goods Stock :

Item	Unit of Quantity	2003-04 Quantity in crore	2003-04 Amount Rs. in crore	2002-03 Quantity in crore	2002-03 Amount Rs. in crore
Closing Stocks :					
Textiles					
Cloth	Metres	**1.03**	**97.09**	0.94	76.58
Knit Fabrics	Kgs	**0.01**	**2.82**	0.01	2.05
Yarn	Kgs	**0.03**	**4.84**	0.03	3.33
			104.75		81.96
Electronics :					
FCBC/PBT	Nos.	**(635)**	**0.22**	(635)	0.24
EPABX/RAX	Lines	**(1974)**	**0.10**	(1340)	0.10
Delta	Lines	**(960)**	**0.11**	(472)	0.04
Trunk Radio	Nos.	**(–)**	**–**	(2683)	1.93
Others			**0.25**		0.03
			0.68		2.34
Garments :					
Garments	Nos.	**0.03**	**4.07**	0.02	2.56
Total			**109.50**		86.86

23. Actual Production

Class of Goods	Unit of Quantity in crore	2003-04 Quantity in crore	2002-03 Quantity in crore
Cloth *	Metres	**10.59**	11.93
Cloth **	Kgs	**0.12**	0.04
Yarn ***	Kgs	**0.39**	0.65
EPABX	Lines	**0.01**	0.01
Garments ****	Nos.	**0.37**	0.30
Yarn @	Kgs	**0.35**	0.31
Grey @	Meters	**0.28**	0.21
Grey @	Kgs	**0.01**	0.00
Grey @	Pcs.	**(4474)**	0.00

* Net of internal consumption of 0.22 (0.20) crores metres

** Net of internal consumption of 0.06 (0.10) crores kgs

*** Net of internal consumption of 0.62 (0.82) crores of kgs.

**** Converted on job work basis by outsiders.

@ Semi Processed Goods meant for Sale.

Note :

Quantity of cloth shown in opening stock, production & closing stock is packed cloth only and does not include loose finished cloth lying in folding/stamping department.

forming part of the accounts

24. Licensed capacity & installed capacity
(As per management certificate)

Particulars	Licensed Capacity 2003-04	Licensed Capacity 2002-03	Installed Capacity 2003-04	Installed Capacity 2002-03
Spindles	**222608**	222608	**95344**	97084
Rotors	**2784**	2784	**7560**	8424
Stitching Machines	**–**	–	**341**	341
Knitting Machines	**–**	–	**62**	62
Looms	**3878**	3878	**1118**	880
EPABX/RAX System Lines	**N.A.**	N.A.	**200000**	200000

25. C.I.F value of Imports

(Rs. in crore)	2003-04	2002-03
Capital Goods	**29.78**	6.22
Dyes & Chemicals , Stores and Spares Parts	**34.69**	39.00
Raw Materials	**87.49**	108.08

26. Expenditure in Foreign Currency

(Rs in crore)	2003-04	2002-03
(a) Commission	**12.31**	12.49
(b) Professional Consultation Fees	**2.51**	2.02
(c) Other Matters	**5.79**	6.95
Total	**20.61**	21.46

27. Consumption of Imported Raw Materials and Spares

(Rs. in crore)

	2003-04		2002-03	
	Raw materials	Spares	Raw materials	Spares
Imported	**88.82**	**13.37**	112.11	13.20
	17.30%	**39.06%**	22.69%	36.64%
Indigenous	**424.54**	**20.86**	381.97	22.82
	82.70%	**60.94%**	77.31%	63.36%
Total	**513.36**	**34.23**	**494.08**	**36.02**
	100%	**100%**	**100%**	**100%**

28. Remittances in foreign Currency on account of dividends

	2003-04	2002-03
(a) Year to which the dividend relates	2002-03	2001-02
(b) Number of non- resident shareholders *to whom remittances were made*	Nil	Nil
(c) Numbers of shares on which remittances were made	Nil	Nil
(d) Amounts remitted (Rs. in crore)	Nil	Nil

	2003-04	2002-03
	(Rs. in crore)	
29. Earning in foreign exchange (Export of goods on FOB basis)	**545.88**	648.63

30. Figures less than 50,000, which are required to be shown separately, have been shown as actual in brackets.

31. Previous year's figures are shown in brackets and are regrouped or recast wherever necessary.

Signatures to Schedules 1 to 15

As per our report attached For **SORAB S. ENGINEER & CO.** Chartered Accountants	**ARVIND N. LALBHAI**	Chairman
N.D. ANKLESARIA Partner	**SANJAY S. LALBHAI**	Managing Director
Mumbai, 29th April, 2004	**R.V. BHIMANI**	Company Secretary

Statement Pursuant to Part IV of Schedule VI to the Companies Act, 1956

and company's general business profile

1. **Registration Details :**

Registration No.	• 93
State Code	04
Balance Sheet Date	31st March, 2004.

2. **Capital Raised During the Period :**

	(Rs. in crores)
Public Issue	—
Rights Issue	—
Bonus Issue	—
Warrants and debenture converted to Equtiy	19.21
Warrants	—
Private Placement	—
Preference Share Capital	—

3. **Position of Mobilisation and Deployment of Funds :**

	(Rs. in crores)
Total Liabilities	2541.28
Total Assets	2541.28
Sources of Funds :	
Paid up Capital	
– Equity	195.37
– Preference	69.50
Reserves & Surplus	916.46
Secured Loans	1107.33
Unsecured Loans	248.07
Deferred Tax Liability	4.55
Application of Funds :	
Net Fixed Assets	1497.11
Investments	146.40
Net Current Assets	897.77

4. **Performance of Company :**

	(Rs. in crores)
Turnover	1447.87
Total Expenditure	1346.57
Profit before tax	101.30
Profit after tax	96.75
Earning per Share - Basic (Rs.)	4.84
Earning per Share - Diluted (Rs.)	4.84
Dividend Rate	—

5. **Generic Names of Principal Products, Services of the Company :**

Item Code (ITC Code)	520942.00
Product Description	Denim
Item Code (ITC Code)	520832.00
Product Description	Dyed Poplin/ Shirting
Item Code (ITC Code)	520524.00
Product Description	Cotton Yarn

	ARVIND N. LALBHAI	Chairman
	SANJAY S. LALBHAI	Managing Director
Mumbai, 29th April, 2004	**R.V. BHIMANI**	Company Secretary

auditors' report

TO THE BOARD OF DIRECTORS OF THE ARVIND MILLS LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE ARVIND MILLS LIMITED AND ITS SUBSIDIARIES.

We have examined the attached Consolidated Balance Sheet of The Arvind Mills Limited and its subsidiaries as at 31st March, 2004, the Consolidated Profit and Loss Account and also the Consolidated Cash Flow Statement for the year then ended.

These consolidated financial statements are the responsibility of the Arvind Mills' management. Our responsibility is to express an opinion on these financial statements based on our audit. We have conducted our audit in accordance with the generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of certain subsidiaries whose financial statements reflect total Assets of Rs. 250.23 Crore as at 31st March 2004 and total Revenue of Rs. 116.37 Crore for the year then ended. These Financial Statements have been audited by other auditors whose reports have been furnished to us and our opinion, in so far as it relates to the amount included in respect of these subsidiaries, is based solely on the report of the other auditors.

We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21 - Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of The Arvind Mills Limited and its subsidiaries included in the consolidated financial statements.

On the basis of the information and explanations given to us, and on the consideration of the separate audit reports on individual audited financial statements of The Arvind Mills Limited and its subsidiaries, we are of the opinion that :

(a) the Consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs of The Arvind Mills Limited and its subsidiaries as at 31st March, 2004.

(b) the Consolidated Profit and Loss Account gives a true and fair view of the consolidated results of operations of The Arvind Mills Limited and its subsidiaries for the year then ended and

(c) the Consolidated Cash Flow Statement gives a true and fair view of the consolidated cash flows of The Arvind Mills Limited and its subsidiaries for the year then ended.

For **SORAB S.ENGINEER & CO.**
Chartered Accountants

N. D. Anklesaria
Partner

Mumbai,
29th April, 2004

balance sheet as at 31st March, 2004

(Rs. in crore)

	Schedule	As at 31.03.2004	As at 31.03.2003
SOURCES OF FUNDS			
Shareholders' Funds			
Share Capital	1	**264.87**	248.06
Reserves and Surplus	2	**840.99**	894.36
		1105.86	1142.42
Minority Interest (Note No 4 - "g")		**66.47**	71.05
Loan Funds			
Secured Loans	3	**1383.18**	1643.81
Unsecured Loans	4	**276.24**	274.81
		1659.42	1918.62
Deferred Tax Liabilities (Net) (Note No. 14)		**16.65**	13.29
Total		**2848.40**	3145.38
APPLICATION OF FUNDS			
Fixed Assets	5		
Gross Block		**2621.73**	2720.60
Less: Depreciation		**706.02**	539.79
Net Block		**1915.71**	2180.81
Capital work in progress		**46.06**	50.61
		1961.77	2231.42
Investments	6	**97.20**	7.03
Current Assets, Loans & Advances	7		
Inventories		**492.19**	547.22
Sundry Debtors		**166.48**	78.66
Cash and Bank Balances		**17.49**	28.41
Other Current Assets		**12.77**	21.57
Loans and Advances		**274.48**	152.13
		963.41	827.99
Less : Current Liabilities and Provisions	8		
Liabilities		**164.59**	243.56
Provisions		**9.39**	9.99
		173.98	253.55
Net Current Assets		**789.43**	574.44
Debit Balance in Profit and Loss Account		**–**	332.49
Total		**2848.40**	3145.38
Notes Forming Part of Accounts	15		

As per our report attached
For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Mumbai, April 29, 2004

ARVIND N. LALBHAI — Chairman

SANJAY S. LALBHAI — Managing Director

R.V. BHIMANI — Company Secretary

consolidated profit & loss account for the year ended 31st March, 2004

	Schedule	2003-2004	2002-2003
			(Rs. in crore)
INCOME :			
Sales and Operating Income	9	**1570.96**	1807.44
Other Income	10	**8.78**	22.99
		1579.74	1830.43
EXPENSES :			
Raw Materials Consumed		**435.76**	502.85
Purchase of Finished goods		**75.05**	47.96
Employees' Emoluments	11	**144.11**	148.94
Others	12	**539.75**	656.87
Interest & Finance Costs (Net)	13	**141.68**	215.38
Depreciation		**186.12**	188.90
(Increase) in Stocks	14	**(34.59)**	(37.57)
		1487.88	1723.33
Profit before Taxes for the year		**91.86**	107.10
Provision for Taxes - Current Tax		**(0.30)**	(0.03)
- Deferred Tax		**(4.55)**	0.24
Profit for the year		**87.01**	107.31
Less : Share of Loss of Minority Interest		**(4.20)**	(2.47)
Balance as per last year's Balance Sheet		**(332.49)**	(537.53)
Less : Adjustment on account of disposal of subsidiaries		**251.81**	4.63
Net Debit balance		**10.53**	(423.12)
Interim Dividend on Preference Shares		**(8.34)**	(6.69)
Tax on Interim Dividend		**(1.07)**	–
Transferred from Investment Allowance (Utilised) Reserve		–	0.91
Transferred from Capital Reserve on Consolidation		–	10.26
Transferred from Securities Premium Account		–	85.73
Transferred from Amalgamation Reserve		–	0.42
Transferred from Debenture Redemption Reserve		**19.00**	–
		20.12	(332.49)
Balance carried to Balance Sheet		**20.12**	(332.49)
		20.12	(332.49)
Earning Per Share (Note No. 13)			
- Basic (Rs.)		**3.97**	5.44
- Diluted (Rs.)		**3.97**	5.25
Notes Forming Part of Accounts	15		

As per our report attached
For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Mumbai, April 29, 2004

ARVIND N. LALBHAI Chairman

SANJAY S. LALBHAI Managing Director

R.V. BHIMANI Company Secretary

for the year ended on 31st March, 2004

Rs. in crore

		2003-2004		2002-2003	
A.	**CASH FLOW FROM OPERATING ACTIVITIES**				
	Net Profit before Extraordinary Items		**91.86**		107.10
	Adjustments for :				
	Depreciation	**186.12**		188.90	
	Interest Income	**(2.93)**		(7.23)	
	Interest and Lease Rent Expenses	**166.32**		229.01	
	Exchange Rate Difference on Loans	**(21.71)**		(6.40)	
	Exchange Rate Difference - Others	**(0.60)**		6.78	
	Bad Debts/Advances Written Off	**2.13**		1.51	
	Sundry Debit Written Off	**0.57**		–	
	Fixed Assets Written Off	**0.50**		0.29	
	Provision for Doubtful debts	**0.17**		0.49	
	Disposal of Subsidiaries	**(0.63)**		4.63	
	Capital Revserve on Consolidation	**(62.09)**		2.89	
	Securities Premium Account	**–**		(60.27)	
	Diminution in Value of Investments	**0.26**		–	
	Loss on Sale of Investments	**–**		2.84	
	Loss on Sale of Fixed Assets	**2.36**	**270.47**	1.96	365.40
	Operating Profit before Working Capital Changes		**362.33**		472.50
	Working Capital Changes :				
	Changes in Inventories	**(20.53)**		(183.63)	
	Changes in Trade Receivables	**(60.50)**		90.88	
	Changes in Other Receivables	**(96.48)**		5.23	
	Change in Current Liabilities	**34.88**		(144.42)	
	Net Changes in Working Capital		**(142.63)**		(231.94)
	Cash Generated From Operations		**219.70**		240.56
	Advance Tax Paid (TDS) (Net of Income Tax Refund)		**0.32**		11.83
	Net Cash from Operating Activities		**220.02**		252.39
B.	**Cash Flow from Investing Activities**				
	Purchase of Fixed Assets	**(96.83)**		(44.51)	
	Sale of Fixed Assets	**3.51**		54.00	
	Change in Investments	**(3.41)**		11.71	
	Change in Loans and Advances	**(3.10)**		(1.92)	
	Interest Income	**2.95**		7.63	
	Net Cash Flow from Investing Activities		**(96.88)**		26.91
C.	**Cash Flow from Financing Activities**				
	Issue of Equity Share Capital	**16.81**		35.80	
	Issue of Warrants	**–**		2.71	
	Share Premium Received	**9.60**		0.10	
	Interim Dividend on Preference Shares	**(8.34)**		(6.69)	
	Tax on Interim Dividand	**(1.07)**		–	
	Change in Borrowings	**49.33**		(262.17)	
	Interest and Lease Rent Paid	**(195.57)**		(316.69)	
	Net Cash Flow from Financing Activities		**(129.24)**		(546.94)
	Net Increase/(Decrease) in Cash and Cash Equivalents		**(6.10)**		(267.64)
	Cash and Cash Equivalent at the beginning of the Period		**28.41**		296.05
	Less : Adjusment due to Disposal of Subsidiaries		**4.82**		–
			23.59		296.05
	Cash and Cash Equivalent at the end of the Period		**17.49**		28.41

As per our report attached
For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Mumbai, April 29, 2004

ARVIND N. LALBHAI Chairman

SANJAY S. LALBHAI Managing Director

R.V. BHIMANI Company Secretary

(Rs. in Crore)

	As at 31.03.2004	As at 31.03.2003
SCHEDULE '1': SHARE CAPITAL		
AUTHORISED		
23,00,00,000 Equity Shares (Previous Year 23,00,00,000) of Rs. 10/- each	230.00	230.00
90,00,000 Preference Shares (Previous Year 90,00,000) of Rs.100/- each	90.00	90.00
	320.00	320.00
ISSUED & SUBSCRIBED		
EQUITY SHARES	195.38	176.17
19,53,78,441 Equity Shares (Previous Year 17,61,72,386)of Rs.10/- each fully paid up. (1,92,06,055 Equity Shares (Previous Year 2,09,982) of Rs. 10/- each alloted at a premium of Rs. 5/- per share during the year on conversion of Optionally Convertible Debentures of Rs.100/- each and Warrants alloted to Lenders)		
Less : Unpaid Allotment Money		
(i) By Others	0.01	0.32
	0.01	0.32
	195.37	175.85
WARRANT	-	2.71
NIL Warrants (Previous Year 1,80,49,315) of Rs.1.50 each (Converted into Equity Shares during the year)		
PREFERENCE SHARES		
69,50,000 , 6% Redeemable Cumulative Non-Convertible Preference Shares of Rs.100/- each (Previous Year 69,50,000 Redeemable Cumulative Non-Convertible Preference Shares of Rs.100/- each)	69.50	69.50
	264.87	248.06
SCHEDULE '2' : RESERVES AND SURPLUS		
CAPITAL RESERVE		
As per last Balance Sheet	1.77	1.77
CAPITAL RESERVE ON CONSOLIDATION		
As per last Balance Sheet	92.80	246.17
Add : Created on account of consolidation	-	4.67
Less : Adjusted on account of consolidation	62.09	1.78
Less : Transferred to Securities Premium Account	-	146.00
Less : Transferred to Profit & Loss Account	-	10.26
	30.71	92.80
SECURITIES PREMIUM ACCOUNT		
As per last Balance Sheet	-	-
Transferred from Capital Reserve on Consolidation	-	146.00
Less : Adjusted during the year	-	60.27
Less : Transferred to Profit & Loss Account	-	85.73
	-	-
SHARE PREMIUM ACCOUNT		
As per last Balance Sheet	769.76	769.66
Add : Received during the year	9.60	0.10
	779.36	769.76

	As at 31.03.2004	As at 31.03.2003
DEBENTURE REDEMPTION RESERVE		
As per last Balance Sheet	30.00	30.00
Less : Adjusted on account of consolidation	2.00	-
Less: Transferred to Profit Loss Account	19.00	-
	9.00	30.00
AMALGAMATION RESERVE		
As per last Balance Sheet	-	0.42
Less : Transferred to Profit & Loss Account	-	0.42
	-	-
INVESTMENT ALLOWANCE RESERVE		
As per last Balance Sheet	0.03	0.03
INVESTMENT ALLOWANCE (UTILISED) RESERVE		
As per last Balance Sheet	-	0.91
Less : Transferred to Profit & Loss Account	-	0.91
	-	-
BALANCE IN PROFIT AND LOSS ACCOUNT	20.12	-
	840.99	894.36
SCHEDULE '3' : SECURED LOANS		
DEBENTURES	33.39	174.48
Add : Funded Interest	1.17	1.17
Add : Interest accrued and due (44,000/-)		0.46
	34.56	176.11
FROM BANKS		
Cash Credit and other facilities	387.06	414.71
Add : Interest accrued and due	0.04	-
	387.10	414.71
Term Loans	579.01	648.30
Add : Funded Interest	60.80	94.37
Add : Interest accrued and due	-	0.24
	639.81	742.91
FROM FINANCIAL INSTITUTIONS AND OTHERS	293.94	280.50
Add : Funded Interest & Other Financial Facilities	27.77	29.58
	321.71	310.08
	1383.18	1643.81
SCHEDULE '4' : UNSECURED LOANS		
COMMERCIAL PAPER	20.00	-
Loans from		
Banks	200.53	204.98
Financial Institutions & Others	48.17	63.46
	248.70	268.44
Add : Funded Interest & Other Financial Facilities	5.95	6.37
Add : Interest accrued and due	1.59	-
	256.24	274.81
	276.24	274.81

Schedules forming part of the consolidated accounts

SCHEDULE'5' : FIXED ASSETS

Rs. In Crore

Assets	GROSS BLOCK					DEPRECIATION					NET BLOCK	
	As on 31.03.2003	Adjustment	Additions	Deductions	As on 31.03.2004	As on 31.03.2003	Adjustment	Addition	Deductions	As on 31.03.2004	As on 31.03.2004	As on 31.03.2003
Goodwill on Consolidation	181.41	136.50	3.61	-	48.52	-	-	-	-	-	48.52	181.41
Owned Assets												
Brands, Know-how and Licence Fee	2.46	2.46	-	-	-	1.45	1.45	-	-	-	-	1.01
Freehold Land	316.93	3.51	0.79	0.91	313.30	-	-	-	-	-	313.30	316.93
Leasehold Land	160.84	-	-	-	160.84	0.98	-	0.13	-	1.11	159.73	159.86
Buildings	377.89	13.20	8.13	1.20	371.62	42.41	2.64	13.89	0.11	53.55	318.07	335.48
Leasehold Improvements	2.78	2.78	-	-	-	1.21	1.21	-	-	-	-	1.57
Machineries	1621.78	23.08	83.55	4.99	1677.26	478.05	9.17	168.12	1.60	635.40	1041.86	1143.73
Machinery given on lease	8.11	-	-	-	8.11	2.51	-	0.84	-	3.35	4.76	5.60
Motor Vehicles	7.77	1.25	2.90	0.74	8.68	2.36	0.31	0.78	0.39	2.44	6.24	5.41
Office Machinery & Dead Stocks	40.63	8.62	2.33	0.94	33.40	10.82	2.70	2.36	0.31	10.17	23.23	29.81
Total	**2720.60**	**191.40**	**101.31**	**8.78**	**2621.73**	**539.79**	**17.48**	**186.12**	**2.41**	**706.02**	**1915.71**	**2180.81**
Previous Year	2751.00	-	34.59	64.99	2720.60	359.63	-	188.90	8.74	539.79		
Capital Work-in-Progress including advance for capital expenditure											46.06	50.61
											1961.77	**2231.42**

Note : a) Freehold land includes Rs. 13.90 Crores (Rs. 13.90 Crores) being the revalued amount of plot of land owned by a society wherein Company has right to its membership.

b) Buildings includes Rs. 1.26 Crores (Rs. 1.26 Crores) in respect of ownership flats in Co-Operative Housing Society and Rs. 2,500/- (Rs. 2,500/-) in respect of shares held in Co-Operative Housing Society.

c) Gross Block is reduced by Rs. 4.66 Crores being the amount reduced on revaluation by Arvind Products Limited as at 01/10/2001.

d) Gross Block includes Rs. 37.47 Crores being the amount added on revaluation by Arvind Mills Limited as at 01/04/2000.

(Rs. In Crore)

	As at 31.03.2004	As at 31.03.2003
SCHEDULE '6' : INVESTMENTS (AT COST) **		
GOVERNMENT SECURITIES (UNQUOTED)	-	0.01
TRADE INVESTMENTS (QUOTED)		
Fully Paid Equity Shares	**4.57**	4.67
TRADE INVESTMENTS (UNQUOTED)		
Fully Paid Equity Shares	**87.95**	0.03
OTHER INVESTMENTS		
Fully Paid Equity Shares (Quoted)	**0.02**	0.03
Fully Paid Equity Shares (Unquoted)	**0.02**	0.02
Fully Paid Preference Shares (Unquoted)	**1.00**	1.00
Fully Paid Debentures/Bond/Units (Quoted)	**3.61**	1.16
Fully Paid Debentures/Bond/Units (Unquoted)	**0.03**	0.03
Units of Unit Trust of India (Unquoted)	**-**	0.08
	97.20	7.03

Note : ** Investments are held as long term investments and valued at cost unless otherwise stated.

	As at 31.03.2004	As at 31.03.2003
SCHEDULE '7' : CURRENT ASSETS, LOANS AND ADVANCES		
CURRENT ASSETS		
Inventories		
Stores and Spares	**37.65**	36.37
Fuel	**7.10**	6.85
Stock in trade		
Raw materials	**213.36**	247.14
Finished Goods	**137.53**	171.11
Goods in Transit	**0.95**	0.06
Work-in-Progress	**93.30**	84.26
Waste	**2.30**	1.41
	447.44	504.00
	492.19	547.22

(Rs. in Crore)

	As at 31.03.2004	As at 31.03.2003
Sundry Debtors (Unsecured)		
Outstanding for a period exceeding six months		
Considered good	**79.18**	42.53
Considered doubtful	**0.56**	5.12
Less : Provision	**0.56**	5.12
	-	-
	79.18	42.53
Others (Considered good)	**87.30**	36.13
	166.48	78.66
Cash & Bank Balances		
Cash on hand	**0.55**	0.61
Cheques on hand	**0.05**	0.05
Funds in Transit	**0.90**	0.55
Bank Balances		
With Scheduled Banks in India		
In Current Accounts (including Rs. 0.46 Crore in unpaid dividend accounts) (Previous Year Rs. 0.81 Crore)	**13.04**	17.84
In Exchange Earners Foreign Currency A/c.	**0.36**	0.09
In Cash Credit Account	**0.54**	0.03
In Savings Account (Rs. 35,952/-) (Previous Year Rs. 33,348/-)		
In Fixed Deposit Accounts (Rs. Nil lodged with banks as security for guarantee facility and Rs.0.06 Crore lodged with Court for ESI case (Previous Year Rs. 0.03 Crore and Rs. 38,848/-) respectively)	**0.64**	0.79
With Banks outside India (In books of foreign subsidiaries)	**1.41**	8.45
	15.99	27.20
	17.49	28.41

forming part of the consolidated accounts

(Rs. in Crore)

	As at 31.03.2004	As at 31.03.2003
SCHEDULE '7' : CURRENT ASSETS, LOANS AND ADVANCES (Contd.)		
Other Current Assets		
Interest accrued	**0.09**	0.43
Other receivables	**12.68**	21.14
	12.77	21.57
LOANS & ADVANCES (Unsecured, considered good unless stated Otherwise)		
Loans & Advances		
Advances Receivable in Cash or Kind	**224.31**	111.98
Other Loans	**46.57**	34.00
	270.88	145.98
Considered doubtful	**-**	0.91
Less : Provision	**-**	0.91
	-	-
Advance Tax paid	**3.60**	6.15
	274.48	152.13
	963.41	827.99
SCHEDULE '8': CURRENT LIABILITIES & PROVISIONS		
Current Liabilities		
Acceptances	**12.14**	72.17
Sundry Creditors		
-Due to SSI Units	**1.70**	6.99
-Others	**129.55**	84.37
Other Liabilities	**16.98**	60.66
Interest accrued but not due on loans	**1.49**	16.89
Investor Education & Protection Fund shall be credited by the following amounts namely : @		
- Unpaid Dividend	**0.46**	0.81
- Unpaid Matured Deposits	**0.62**	0.29
- Unpaid Matured Debentures	**0.59**	0.70
- Interest on Deposits	**0.29**	0.29
- *Interest on Debentures*	**0.77**	0.39
	2.73	2.48
	164.59	243.56
Provisions		
Pension	**0.71**	0.80
Taxation	**1.88**	3.29
Gratuity	**3.69**	2.51
Leave Encashment	**3.06**	2.89
Others	**0.05**	0.50
	9.39	9.99
	173.98	253.55

@ No amount is due as on 31st March, 2004 for credit to Investor Education and Protection Fund (Fund). The actual amount to be transferred to the fund in this respect will be determined on the respective due dates.

(Rs. in Crore)

	2003-04	2002-03
SCHEDULE '9': SALES AND OPERATING INCOME		
Sales	**1609.13**	1889.97
Less : Excise Duty	**88.76**	86.82
	1520.37	1803.15
Processing Income (Income Tax deducted Rs. 0.08 Crores Previous Year Rs. 0.09 Crores)	**5.13**	5.23
Other operating Income	**4.37**	0.86
Gain/(Loss) on Exchange Rate Difference	**41.09**	(1.80)
	1570.96	1807.44
SCHEDULE '10': OTHER INCOME		
Income from Investments		
From Other Investments (Income Tax deducted Rs. Nil Previous Year Rs. 0.02 Crores)	**0.38**	0.33
Other Income	**3.90**	19.07
Rent (*Income Tax deducted Rs. 0.02 Crores* Previous Year Rs. 0.04 Crores)	**0.11**	0.26
Excess Provision No Longer required (Net)	**4.39**	3.33
	8.78	22.99
SCHEDULE '11': EMPLOYEES' EMOLUMENTS		
Salaries, Wages, Bonus and Gratuity	**119.98**	127.01
Contribution to Provident Fund and Other Funds	**18.35**	16.65
Welfare expenses	**3.09**	3.92
	141.42	147.58
Directors' Remuneration	**1.62**	1.05
Directors' Commission	**1.07**	0.31
	2.69	1.36
	144.11	148.94
SCHEDULE '12': OTHERS		
Power & Fuel	**195.67**	222.19
Stores consumed	**147.76**	143.76
Processing charges	**17.62**	26.38
Repairs :		
Building repairs	**1.45**	1.61
Machinery repairs	**44.60**	46.09
Other repairs	**5.27**	7.00
	51.32	54.70
Printing, Stationery and Communication	**5.68**	6.17
Insurance premium	**8.14**	7.94
Rates & Taxes	**3.47**	12.96
Excise duty	**4.22**	5.34
Rent	**4.61**	7.11
Commission, Brokerage and Discount	**14.62**	37.08
Advertisement expenses	**4.75**	24.87
Freight, Insurance and Clearing Charges	**23.55**	31.82
Provision for doubtful debt/Advances/Contingencies	**0.17**	0.49
Bad Debts/Advances Written Off	**2.13**	1.51
Fixed Assets Written Off	**0.50**	0.29
Exchange Rate Difference - Others	**(0.60)**	6.78
Loss on sale of fixed assets (Net)	**2.36**	1.96
Diminution in Value of Investments	**0.26**	-
Loss on sale of Investments (Net)	**-**	2.84
Directors' fees	**0.06**	0.04
Other expenses	**53.46**	57.64
	539.75	656.87

	Rs. in Crore 2003-04	Rs. in Crore 2002-2003
SCHEDULE '13': INTEREST AND FINANCE COSTS (NET)		
Interest		
On loans for a fixed period	**91.93**	121.40
Others	**22.73**	40.84
	114.66	162.24
Less : Interest Income		
Interest from others	**2.93**	7.23
(Income Tax deducted Rs. 0.02 Crores Previous Year Rs. 0.44 Crores)		
Net Interest Expenses	**111.73**	155.01
Other Finance Cost	**51.66**	66.77
Exchange Rate Difference on Loans	**(21.71)**	(6.40)
	141.68	215.38
SCHEDULE '14': (INCREASE) IN STOCK		
Finished goods,Work-in-progress and Waste		
Closing Stocks	**233.13**	256.78
Opening Stocks	**256.78**	219.21
Less : Adjustment on account of consolidation	**60.45**	-
	196.33	219.21
Add : Adjustment on account of Capitalisation of Projects	**2.21**	0.00
	198.54	219.21
(Increase) in Stock	**(34.59)**	(37.57)

SCHEDULE '15'

NOTES FORMING PART OF CONSOLIDATED ACCOUNTS:

1. BASIS OF CONSOLIDATION

Basis

(i) The Consolidated Financial Statements have been prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements and relevant clarifications issued by the Institute of Chartered Accountants of India (ICAI).The Consolidated Financial Statements comprise the financial statements of **The Arvind Mills Limited** and its subsidiaries. Reference in these notes to The Arvind Mills Limited, AML, Company, Parent Company, Companies or Group shall mean to include The Arvind Mills Limited or any of its subsidiaries consolidated in the financial statements, unless otherwise stated.

(ii) The Notes and Significant Policies to the Consolidated Financial Statements are intended to serve as a guide for better understanding of the Group's position. In this respect, the Company has disclosed such notes and policies, which represent the needed disclosure.

Principles

(i) The financial statements of the Company and its subsidiary companies have been combined on a line-by-line basis by adding together like items of assets, liabilities, income and expenses. The intra-group balances and intra-group transactions and unrealised profits or losses are fully eliminated.

(ii) The excess of cost to the Company of its investments in the subsidiary companies over its share of the equity of the subsidiary companies, at the dates on which the investements in the subsidiary companies are made, is recognised as "goodwill" being an asset in the consolidated financial statements.

(iii) Minority interest in the net assets of consolidated subsidiaries consists of the amount of equity attributable to the minority shareholders at the dates on which investments are made by the Company in the subsidiary companies and further movements in their share in the equity subsequent to the dates of investments.

(iv) In case of Foreign Subsidiaries, revenue items are consolidated at the average rate prevailing during the year. All assets and Liabilities are converted at rates prevailing at the end of the year. Any exchange difference arising on consolidation is recognised in the Profit and Loss Account.

2. The List of Subsidiaries included in the Consolidated Financial Statements are as under :

	Name of Subsidiary	Country of Incorporation	Proportion of Ownership as on 31st March, 2004
1.	Asman Investments Limited	India	100%
2.	Arvind Products Limited	India	52.10%
3.	Lifestyle Fabrics Limited	India	71.80%
4.	Arvind Worldwide Inc	USA	100%
5.	Arvind Worldwide (M) Inc	Mauritius	100%
6.	Arvind Overseas Mauritius Limited	Mauritius	100%
7.	Arvind Spinning Limited	Mauritius	100%

Note :

1. During the year, Arvind Brands Limited (ABL) and two of its subsidiary companies, viz. Arvind Clothing Limited and Arvind Fashions Limited have ceased to be the subsidiary companies of Arvind Mills Limited (AML) consequent to issue of further shares by ABL to ICICI Emerging Sector Fund under the Financial Restructuring Package of ICICI which has reduced AML's share in ABL below 50%.
2. As ABL operated under severe long term restrictions imposed by ICICI Bank under the Financial Restructuring Package, the accounts of ABL and two of its subsidiary companies are not included in the consolidated accounts for any part of the year, both under AS 21 on Consolidated Financial Statements as well as under AS 23 on Accounting for Investments in Associates in Consolidated Financial Statements.
3. Joint Venture with Arya Omnitalk Wireless Solution Limited is with a view to its subsequent disposal in near future, hence not included in the Consolidated accounts under AS 27 on Financial Reporting of Interests in Joint Ventures.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company follows the accrual method of accounting. The financial statements have been prepared in accordance with the historical cost convention and accounting principles generally accepted in India.

The Accounts of the foreign subsidiaries have been prepared in accordance with local laws and applicable accounting standards/generally accepted accounting principles.

(A) SALES AND OPERATING INCOME

Sales and operating income includes sale of products, by-products and waste, income from services and foreign exchange differences. Export sales have been accounted on shipment basis. Export incentives have been accounted for on accrual basis.

(B) VALUATION OF INVENTORY

(B.1) The stock of Work-in-progress and Finished goods has been valued at the lower of cost and net realisable value. The cost has been measured on the standard cost/moving average/FIFO basis as applicable and includes cost of materials and cost of conversion.

(B.2) All other inventories of stores, consumables, raw materials (Electronics Division, Arvind Overseas Mauritius Limited) are valued at cost. The stock of waste is valued at market price. The other raw materials, finished goods and stock at branches are valued at lower of cost and market value. Cost is measured on actual average for the whole year. Excise duty wherever applicable is provided on finished goods lying within the factory and bonded warehouse at the end of the year.

(C) FIXED ASSETS & DEPRECIATION

(C.1) The Fixed Assets of the Company are stated at cost/revalued cost (if revalued).

(C.2) Depreciation on Revalued Fixed Assets is calculated on the residual life of the assets or as per rates specified in the Schedule XIV to the Companies Act, 1956 whichever is higher.

(C.3) Additions to fixed assets have been stated at cost net of modvat/cenvat.

(C.4) Depreciation on Fixed Assets/additions has been provided on straight-line method at the rates specified in Schedule XIV to the Companies Act, 1956, as existing at the time of capitalisation.

(C.5) In the case of foreign subsidiaries depreciation has been provided as per the rates permitted under the local laws/at such rate so as to write off the asset over its useful life.

(D) INVESTMENTS

Long Term investments are stated at cost less permanent diminution in value, if any. Current investments are stated at lower of cost and net realisable value.

(E) REVENUE RECOGNITION

Dividend is accounted for as and when it is received.

(F) FOREIGN CURRENCY TRANSACTIONS

(F.1) The foreign currency monetary items consisting of loans, trade receivables, payables and balances in bank accounts at the end of year have been restated at the rate prevailing at the balance sheet date. The difference arising as a result has been accounted as income/expense as per the Accounting Standard 11 (Revised 2003) on "Accounting for the Effects of Changes in Foreign Exchange Rates" issued by *The Institute of Chartered Accountants of India.*

(F.2) The premium/discount on booking of forward contracts and exchange difference arising on settlement/cancellation has been amortised over the life of contract and has been recognised in the Profit and Loss Account.

(F.3) Expenses of overseas offices are translated and accounted at the monthly average rate.

(G) RETIREMENT BENEFITS

The accrued liability for gratuity payable to employees has been provided on the basis of actuarial valuation and the contribution is being paid to a Trust created for the purpose on due date. In respect of Provident Fund and the Superannuation Fund, the contribution is paid regularly to the trusts/government and is charged to revenue. The *liability for the Company's pension scheme and Leave Encashment is provided as per* the actuarial valuation without funding.

(H) LEASE RENTAL

(H.1) Lease rental payable on assets taken on lease have been treated as finance cost to be amortised over useful life of the assets.

(H.2) Lease Rentals for assets taken on operating lease are recognised as an expense in Profit and Loss Account on a straight line basis over the lease term.

(I) TAXES ON INCOME

Deferred tax is recognised on timing difference between the accounting income and the taxable income for the year that originate in one period and are capable of reversal in one or more subsequent periods. Such deferred tax is quantified using the tax rates and laws enacted or substantively enacted as on the Balance Sheet date.

Deferred tax assets are recognised and carried forward to the extent that there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

(J) CAPITAL ISSUE EXPENSES

Expenses on issue of Shares, Debentures and GDRs are being adjusted against Share Premium Account as permitted by Section 78 of the Companies Act.

4. CONTINGENT LIABILITIES

(a) Bills discounted Rs. 102.96 Crore (Previous Year Rs. 90.09 Crore).

(b) Guarantees given by the Banks on behalf of the Company Rs. 6.67 Crore (Previous Year Rs. 16.73 Crore).

(c) Guarantees given by a Subsidiary Company to Bank on behalf of another company Rs. NIL (Previous Year Rs. 2.00 Crore).

(d) Income tax demands, Wealth Tax demands, Excise demands and Sales Tax demands Rs. NIL (Previous Year Rs. 2.49 Crore), Rs. 0.28 Crore (Previous Year Rs. NIL), Rs. 24.26 Crore (Previous Year Rs. 18.77 Crore) and Rs.1.45 Crore (Previous Year Rs. 0.91 Crore) respectively.

(e) Customs Duty demands and other demands in dispute Rs. NIL (Previous Year Rs. 0.58 Crore) and Rs. 1.43 Crore (Previous Year Rs. 1.26 Crore) respectively.

(f) Claims not acknowledged as debts Rs. NIL (Previous Year Rs. 0.43 Crore)

(g) Dividend on redeemable cumulative non convertible preference shares Rs.32.84 Crore (Previous Year Rs. 31.01 Crore). Out of this, Rs. 32.10 Crore (Previous Year Rs. 26.10 Crore) are payable to Minority Shareholders of the Company.

(h) Liability for Recompense Payment as per the Scheme of Arrangement Rs. 13.46 Crore (Previous Year Rs. 29.05 Crore).

5. The estimated amount of contracts remaining to be executed on capital account and not provided for Rs. 7.12 Crore (Previous Year Rs. 29.32 Crore).

6. Other Liabilities include Rs. 0.49 Crore (Previous Year Rs. 0.51 Crore) on account of book overdraft.

7. There is a gain of Rs. NIL (Previous Year Rs. 1.58 Crore) on account of exchange difference on outstanding forward exchange contracts, which is to be recognised in the accounts of subsequent years.

8. (A) Future rental obligations in respect of Plant & Machinery and Office Space taken on lease is Rs. 432.06 Crore (Previous Year Rs. 613.00 Crore). Lease rentals payable within one year Rs. 36.86 Crore (Previous Year Rs. 47.49 Crore).

(B) Operating lease in respect of Plant and Machineries are for a period of 11 to 60 months with the option of renewal.

The particulars of these leases are as follows :

	2003-2004 (Rs. In Crores)
Minimum lease payments	
Obligation on non-cancellable leases :	
Not later than one year	0.30
Later than one year and not later than Five years	0.26
Later than Five Years	Nil

9. In view of the sale of all the fixed assets and in the absence of any business activity of one of the Subsidiary Company (Life Style Fabrics Limited), the accounts of that Company could not be termed as prepared on a going concern basis. However, the accounts have been prepared after providing for all the potential losses and expenses and as such no further adjustments were required to be made there in respect thereof.

10. Auditors' Remuneration

Rs. in Crore

	2003-04	2002-03
Statutory Auditors		
As Auditors	**0.40**	0.57
In other capacities	**0.41**	0.44
Travelling and Out of Pocket Expenses	**0.02**	0.03
Cost Auditor		
Cost Audit Fees	**0.02**	0.02

11. Segment Reporting

Segment Information

Information about Business Segments (information provided in respect of revenue items for the year ended 31.03.2004 and in respect of assets/liabilities as at 31.03.04).

Primary Segment (Business Segment)

Rs. in crores)

2003-04	Textiles	Others	Unallocable	Total
Revenue				
External sales	1508.52	11.85	–	1520.37
Add : Inter Segment Sales		0.04		0.04
Total Sales	1508.52	11.89	–	1520.41
Less : Inter Segment Revenue		0.04		0.04
Total Sales	**1508.52**	**11.85**	**–**	**1520.37**
Results				
Segment Results before Interest & Finance Cost	275.16	(0.95)	(40.67)	233.54
Interest (Net)				141.68
Profit from Ordinary Activities				91.86
Extra ordinary Items				–
Net Profit				91.86
Other Information				
Segment Assets	2496.21	24.83	404.14	2925.18
Segment Liabilities	152.72	4.73	16.53	173.98
Segment Depreciation	177.99	1.75	6.38	186.12
Capital Expenditure	96.87	0.37	4.07	101.31
Non cash expenses other than Depreciation	4.13	0.18	1.42	5.73

Primary Segment (Business Segment)

(Rs. in Crore)

2002-03	Textiles	Others	Unallocable	Total
Revenue				
External sales	1786.18	16.97	-	1803.15
Add : Inter Segment Sales		0.06		0.06
Total Sales	**1786.18**	**17.03**	**-**	**1803.21**
Less : Inter Segment Revenue		0.06		0.06
Total Sales	**1786.18**	**16.97**	**-**	**1803.15**
Results				
Segment Results before Interest & Finance Cost	359.41	1.20	(37.92)	322.69
Interest & Finance Cost				215.38
Profit from Ordinary Activities				107.31
Extra ordinary Items				-
Net Profit				107.31
Other Information				
Segment Assets	2636.02	24.83	398.56	3059.41
Segment Liabilities	213.89	8.34	31.32	253.55
Segment Depreciation	180.81	1.74	6.35	188.90
Capital Expenditure	30.65	0.13	3.81	34.59
Non cash expenses other than Depreciation	6.67	0.09	0.71	7.47

Notes:

1. The Company has disclosed business segments as the primary segment. Segments have been identified taking into account the nature of the products, differential risks and returns, the organisational structure and internal reporting system. The Company's operations predominantly relate to manufacturing of textiles.
2. Types of Products and Services in each business segment:
   Textiles : Yarn, Fabric and Garments
   Others : EPABX and RAX Systems, I.T. Services
3. Intersegment Revenues are recognised at sales price.

12. **Related Party Disclosures**

As per the Accounting Standard on "Related Party Disclosures" (AS 18) issued by the Institute of Chartered Accountants of India, the related parties of the Company are as follows :

1) **List of Related Parties & Relationship :**

A. **Key Management Personnel**
   1. Shri Sanjay S. Lalbhai, Managing Director
   2. Shri Jayesh K. Shah, Director & Chief Financial Officer
   3. Shri Arvind N. Lalbhai, Chairman & Managing Director
   4. Shri Anang A. Lalbhai, Managing Director

B. **Subsidiary Companies**
   1. Arvind Brands Limited *
   2. Arvind Clothing Limited *
   3. Arvind Fashions Limited *

   * Ceased to be subsidiaries during the year.

C. **Associates**
   1. Arvind Brands Limited *

   * Became Associate during the year.

Note : Related party relationship is as identified by the Company and relied upon by the Auditors.

2) **Related Party Transactions :**

(Rs. in Crore)

Nature of Transactions	Related Parties: Referred in 1(A) above 2003-04	Referred in 1(A) above 2002-03	Referred in 1(B) above 2003-04	Referred in 1(B) above 2002-03
Purchases				
Goods and Materials			**0.13**	-
Fixed Assets			**0.24**	-
Sales				
Goods and Materials			**40.17**	-
Expenses				
Receiving of Services			**0.21**	-
Remuneration & Other Services	**2.59**	1.26	**0.38**	-
Income				
Rendering of Services			**0.48**	-
Finance				
Loan Given/Taken(Net)			**3.80**	-

Outstanding of Associates :

(Rs. in Crore)

	2003-04
Receivable in respect of Current Assets	34.56
Receivables in respect of Loans	12.47
Receivables in respect of Current Liabilities	1.04

13. **Earning Per Share (EPS) :**

Rs. in Crores

		2003-04	2002-03
Profit/(Loss) available to Equity shareholders	Rs. in Crores	**75.54**	95.84
Weighted average no. of Equity Shares for Basic EPS	Nos.	**190366667**	176067395
Nominal value of Equity Shares	Rs.	**10**	10
Basic Earning per Equity Shares	Rs.	**3.97**	5.44
Diluted Earning per Equity Shares	Rs.	**3.97**	5.25

	2003-04	2002-03
(A) Reconciliation of the profit/(loss) for the year, used for calculating Earning per Share		
Profit for the year	**87.01**	107.31
Less: Dividend on redeemable cumulative non-Convertible Preference Shares	**10.17**	10.17
Less : Tax on Pref. Dividend	**1.30**	1.30
Profit due to Equity Shareholder	**75.54**	95.84

(B) **No. of Shares**

	2003-04	2002-03
Weighted average number of Equity Shares for	**190366667**	176067395
Add : Dilutive potential equity shares	**-**	6447217
Weighted average number of Equity Shares for Dilutive EPS	**190366667**	182514612

14. **Deferred Tax**

In terms of Accounting Standard (AS 22) on "Accounting for Taxes on Income" issued by the Institute of Chartered Accountants of India,

(a) In case there is a net deferred tax asset (net of unabsorbed depreciation and carry forward losses) for the past years as well as for the current period, the Company has not recognised the said deferred tax asset while preparing the accounts for the period under audit, except where there is a reasonable certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

(b) In case there is a net deferred tax Liability, the same has been provided in the Books.

forming part of the consolidated accounts

The breakup of deferred tax liability is as follows :

	Description	31st March, 2004 Assets	31st March, 2004 Liabilities	31st March, 2003 Assets	31st March, 2003 Liabilities
(a)	Related to Depreciation		290.93		55.98
(b)	Disallowance u/s 43B of Income Tax Act,1961	39.27		23.85	
(c)	Unabsorbed loss, depreciation etc. under Income Tax Act,1961	239.39		22.87	
(d)	Others		4.38		4.03
	Total	278.66	295.31	46.72	60.01
	Net Deferred Tax Liability		16.65		13.29

15. Capital Reserve on Consolidation

Capital Reserve on consolidation represents the losses in the value of the investments in subsidiary companies provided by The Arvind Mills Limited (Holding company) and Asman Investments Limited (Subsidiary Company) in accordance with the schemes of arrangement sanctioned by the High Court of Gujarat.

16. Figures less than Rs. 50,000/- which are required to be shown separately, have been shown as actual in brackets.

17. Previous year's figures are shown in brackets and are regrouped or recast wherever necessary.

18. Previous year's figures are not strictly comparable with those of the current years which includes 3 subsidiaries which are desubsidiarised during the year.

Signatures to Schedules 1 to 15

As per our report attached
For **SORAB S. ENGINEER & CO.**
Chartered Accountants

N.D. ANKLESARIA
Partner

Mumbai, April 29, 2004

ARVIND N. LALBHAI — Chairman

SANJAY S. LALBHAI — Managing Director

R.V. BHIMANI — Company Secretary

Note :
The Department of Company Affairs has, for the financial year 2003-04, exempted the Company from the applicability of the provisions of sub-section (1) of Section 212 of the Companies Act, 1956, relating to the statements to be attached in respect of the subsidiary companies, with the financial statements of the Company. As required by the above approval letter, the information in aggregate for each of the subsidiary Companies is furnished as under :

Shareholders interested in obtaining the statement of Company's interest in the subsidiaries or stand-alone financial statements of the subsidiaries may obtain it by writing to the Company.

Rs. in Crores

Sr. No.	Name of Subsidiary	Capital	Reserves	Total Assets	Total Liabilities	Details of Investment	Turnover	Profit/(Loss) before Taxation	Provision for Taxation	Profit/(Loss) after Taxation	Proposed Dividend
1.	Arvind Products Limited	141.09	(35.37)	518.57	412.85	*	310.59	(2.07)	-	(2.07)	Nil
2.	Asman Investments Limited	0.04	8.00	145.24	137.20	**	6.63	4.05	0.27	3.78	Nil
3.	Lifestyle Fabrics Limited	5.50	(5.48)	0.02	-	***	0.01	(0.01)	-	(0.01)	Nil
4.	Arvind Worldwide Inc.	2.19	(1.78)	1.43	1.02	***	1.20	0.34	0.03	0.31	Nil
5.	Arvind Worldwide (M) Inc.	23.97	(23.46)	22.32	21.81	***	50.45	3.40	-	3.40	Nil
6.	Arvind Overseas Mauritius Limited	39.80	(35.93)	48.63	44.76	***	39.79	(9.77)	-	(9.77)	Nil
7.	Arvind Spinning Limited	13.81	(2.19)	32.59	20.97	***	5.98	(2.06)	-	(2.06)	Nil

		Rs. in Crore
*	Fully paid Equity Shares (Quoted)	0.37
	Fully paid Preference Shares (Unquoted)	1.00
		1.37

** Not applicable being Investment Subsidiary.

*** These Companies have no Investments.

FORM OF PROXY
THE ARVIND MILLS LIMITED
NARODA ROAD, AHMEDABAD-380 025.

I/We ______________________________ of ______________________ in the District of ______________________ being a member/members of the above named Company hereby appoint ______________________ of ______________________ in the District of ______________________ or failing him ______________________ of ______________________ in the District of ______________________ or failing him ______________________ of ______________________ in the District of ______________________ as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 7th August, 2004 and at any adjournment thereof.

Signed this ______________ day of ______________ 2004

Signature ______________ AFFIX 15 PAISE REVENUE STAMP ______________

L.F. No. ______________

* Depository : NSDL/CDSL

* DP ID ______________

* Client ID ______________

* For Shares held in Electronic Form

No. of Share(s) held ______________

Notes :

(1) A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself.

(2) A proxy need not be a member.

(3) The completed form should be deposited at the Registered Office of the Company, Naroda Road, Ahmedabad-380 025 not less than 48 hours before the time for holding the meeting.

THE ARVIND MILLS LIMITED
Regd. Office : Naroda Road, Ahmedabad - 380 025.

ATTENDANCE SLIP

I hereby record my presence at the Annual General Meeting held at Thakorebhai Desai Hall, Nr. Law Garden, Ellisbridge, Ahmedabad - 380 006 on 7th August, 2004 at 11.00 a.m.

1. L.F. NO. ______________
2. * Depository : NSDL/CDSL
3. * DP. ID ______________
4. * Client ID ______________

   * FOR SHARES HELD IN ELECTRONIC FORM
5. FULL NAME OF THE SHAREHOLDER : (IN BLOCK LETTERS)
6. NO. OF EQUITY SHARES HELD :
7. SIGNATURE OF THE SHAREHOLDER OR PROXY ATTENDING :

(PLEASE GIVE FULL NAME OF THE 1ST JOINTHOLDER)

MR./MRS./MISS ______________

(TO BE USED ONLY WHEN FIRST NAMED SHAREHOLDER IS NOT ATTENDING)

NOTE : PLEASE FILL IN THIS ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE HALL.

THE ARVIND MILLS LIMITED

Regd. Office : NARODA ROAD, AHMEDABAD - 380 025.

The holder of this coupon will be entitled to 15% discount on the price of cloth of **The Arvind Mills Ltd.** and **Arvind Products Ltd.** purchased at any Retail Shop in Ahmedabad and 12.5% discount at other Retail Shops mentioned below :

This facility is not available on purchases against Credit Cards.

Lalbhai Sales & Services
Opp. Arvind Mills Ltd.,
Naroda Road, Ahmedabad.

M/s. Rao Brothers
Mahavir Tower, Paldi,
Ahmedabad.

Amruta Emporium
Station Road, Maninagar Char Rasta, Ahmedabad.

V & U
Sharad Shopping Centre
Ashram Road, Ahmedabad.

Nilkamal Retail Shop
12, Ajanta Commercial Centre,
Near Income Tax,
Ashram Road,
Ahmedabad.

Krishna
5-Suryoday Complex,
Swastik Char Rasta,
C. G. Road, Ahmedabad.

Krishna Krishna
11, 'Chandra Prabhu'
Sardar Patel Statue,
Stadium Road, Navrangpura,
Ahmedabad.

'Rangolee'
Narottam Complex,
Bhuyangdev Char Rasta,
Ahmedabad.

Ratnam
118, Silicon Valley,
Satellite Road, Ahmedabad.

Tilat
Opp. Oriental Building
Relief Road
Ahmedabad - 380 001.

Pritam
D-9, Super Market, Anand.

Doshi Shashikant Chhabildas
In the lane of Dave Medical,
Amreli.

Bombay Textorium Pvt. Ltd.
Sardar Chowk, Bardoli.

'Utsav Plus'
1/2 Nagar Palika Shopping Centre, Opp. Shalimar Theatre,
Bharuch.

Salot Chunilal Ratilal
Herish Road, Bhavnagar.

M/s. Doshi Cloth Stores
Maherali Chowk, Bhuj. (Kutch)

Janta Cloth Centre
Bazar Street, Bilimora.

M/s. M. S. Synthetic
144/A, Jamnalal Bajaj Street,
Calcutta - 700 007.

M/s. Siddharth Textiles
15, Noormal-Lohia Lane,
Calcutta - 700 007.

M/s. S. N. & Co.
35, Armenian Street,
Calcutta - 700 001.

Nanak Saree Centre
Vaniawad, Chikhali.

Shah Kuberlal Nathalal
Tower Bazar, Dabhoi.

Royal Cloth Centre
Rohit Bhavan,
Kavi Khabardar Marg,
Daman.

M/s. Jograj & Co.
Kalptaru, 1688 Khol Galli,
Dhulia 424 001.

Pratik Cloth Stores
Near S. T. Stand, Idar.

Bhayani Brothers
Bedi Gate, Jamnagar.

Mukund
A-1, Super Market, Jamnagar.

Maruti
Near Praygra School,
Kalol (N.G.)

Roopkala Cloth Centre
Opp. Nilkanth Mahadev,
Kapadvanj.

Bansidhar
Station Road, Mehsana.

M/s. Gautamkumar & Co.
424, Kalbadevi Road,
Chhotalal Bhuvan,
Mumbai - 400 002.

M/s. Harikishandas Dhirajlal Batavia
Gundawadi, Main Road,
Rajkot.

Hemang Stores
Bazar, Rajula City.

Queen Emporium
Near Maskati Hospital,
Tower Road, Surat.

Bhagwandas & Co.
Kanpith, Lalgate, Surat.

Shah Chatrabhuj Nanchand
Jawahar Chowk, Surendranagar.

'Sajan'
Jawahar Road, Surendranagar.

Hirachand Kalidas
J. P. Marg, Una.

Patel Maganlal Motiram
Darjee Chaklo, Unjha.

J. F. Shah & Co.
Saraswati Hall, Dandia Bazar,
Vadodara.

Zabak Traders
Near Kala Mandir Talkies,
Vadodara.

Abhishek
"Siddharth"
Alkapuri, Vadodara.

Abhinandan
Mahatma Gandhi Road,
Valsad.

Asgarali Emporium
Killapardi, Dist. Valsad.

Aavkar Cloth Stores
9, Municipal Commercial Centre,
Near Three Gate, Tower,
Visnagar.

Yogi Selection
G-3, Akshar Complex,
Rajshree Cinema Road,
Sector No. 20, Gandhinagar.

The Arvind Mills Ltd.

Fabric Coupon *Arvind*

A Rs. 500-00 **Valid Upto 30.9.2005**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

The Arvind Mills Ltd.

Fabric Coupon *Arvind*

B Rs. 500-00 **Valid Upto 30.9.2005**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

The Arvind Mills Ltd.

Fabric Coupon *Arvind*

C Rs. 250-00 **Valid Upto 30.9.2005**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

The Arvind Mills Ltd.

Fabric Coupon *Arvind*

D Rs. 250-00 **Valid Upto 30.9.2005**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

The Arvind Mills Ltd.

Fabric Coupon *Arvind*

E Rs. 250-00 **Valid Upto 30.9.2005**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

The Arvind Mills Ltd.

Fabric Coupon *Arvind*

F Rs. 250-00 **Valid Upto 30.9.2005**

Time : 11-00 A.M. to 6-00 P.M.

Bill No. Date

INDIAN OFFICES

HEAD OFFICE

The Arvind Mills Ltd.
Naroda Road
Ahmedabad 380 025
Gujarat, India
Tel.: + 91-079-22203030
Fax : + 91-079-22200267

The Arvind Mills Ltd.
2nd Floor, Neptune House
295 S.V. Road
Opp. Bandra Talkies
Bandra (W), Mumbai 400 050
Tel. : 022-26513367-68
Fax : 022-26513472

The Arvind Mills Ltd.
Grace Mansion
Behind Vijaya Bank
25 Infantry Road
Bangalore 560 001
Tel. : 080-22865117/22867697
Fax : 080-22860564

The Arvind Mills Ltd.
Near Khatraj Chokdi
P.O. Vadsar
Taluka : Kalol, Santej
Dist. Mehsana
Gujarat, India
Tel. : + 91-02764-281100-1122
Fax : + 91-02764-281050

The Arvind Mills Ltd.
Lalbhai House
8 Community Centre
Saket, New Delhi 110017
Telefax : 011-26529030/37/40/47

The Arvind Mills Ltd.
100 Park Street
Laxmi Villa
Ground Floor
Kolkata 700 017
Telfax : 033-22871792

OVERSEAS OFFICES

USA

Arvind Worldwide Inc.
130 West 42nd Street
Suite No. 603, 6th Floor,
New York, NY 10036, USA
Tel. : + 1-212-768-4815
Fax : + 1-212-768-7378
e-mail id : raju@arvindusa.com

UK

Arvind Worldwide(M) Inc.
Marlborough House
159 High Street
Wealdstone, Harrow
Middlesex, HA3 5EP, UK
Tel. : + 44-208-861-3080/2440
Fax : + 44-208-861-2010
e-mail id : rajesh@arvind.co.uk

MAURITIUS

Arvind Overseas (M) Ltd.
Arvind Spinning Ltd.
La Tour Koenig
Pointe Aux Sables
Mauritius
Tel. : + 230-234-5000-4
Fax : + 230-234-5005

BANGLADESH

The Arvind Mills Ltd.
C/o Sidko Ltd.
Paragon House, 7th Floor
5 Mohakhali Commercial Area
Dhaka 1212, Bangladesh
Tel. : + 8802-9881794, 8827122
Fax : + 8802-9883400
e-mail id : arvind@neksus.com

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BOOK POST

If undelivered, please return to :
Pinnacle Shares Registry Private Limited,
Near Asoka Mills, Naroda Road,
Ahmedabad - 380 025.

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